SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2014

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2014 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1,000 million.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) of our consolidated financial statements for the year ended December 31, 2013 in our 2013 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2013 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	a widening of Spain’s “risk premium”, or the spread between the yields on Spanish government securities and comparable German government securities;

•	the effects of a continued decline in real estate prices, particularly in Spain, the U.K. and the U.S.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.

Subject to the modifications described in the preceding paragraph, the financial information set forth below for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim unaudited consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2014 and 2013. Our results for the six months ended June 30, 2014 are not necessarily indicative of what our results will be for the full year or any other period.

	Year ended December 31,				Six months ended June 30,
	2013	2012	2011	2010	2009	2014	2013
		(in millions of euros, except percentages and per share data)
Interest and similar income	51,447	58,791	60,618	52,637	53,173	26,580	26,373
Interest expense and similar charges	(25,512)	(28,868)	(30,024)	(23,672)	(26,874)	(12,218)	(13,000)
Interest income / (charges)	25,935	29,923	30,594	28,965	26,299	14,362	13,373
Income from equity instruments	378	423	394	362	436	251	204
Income from companies accounted for by the equity method	500	427	57	17	(1)	108	268
Fee and commission income	12,473	12,732	12,640	11,559	10,726	6,034	6,350
Fee and commission expense	(2,712)	(2,471)	(2,232)	(1,899)	(1,646)	(1,300)	(1,302)
Gains/losses on financial assets and liabilities (net)	3,234	3,329	2,838	2,166	3,802	1,328	1,419
Exchange differences (net)	160	(189)	(522)	441	444	(50)	429
Other operating income	5,903	6,693	8,050	8,190	7,929	2,944	3,261
Other operating expenses	(6,194)	(6,583)	(8,029)	(8,089)	(7,785)	(3,066)	(3,392)
Total income	39,677	44,284	43,790	41,712	40,204	20,611	20,610
Administrative expenses	(17,452)	(17,801)	(17,644)	(16,073)	(14,825)	(8,721)	(8,827)
Personnel expenses	(10,069)	(10,306)	(10,305)	(9,296)	(8,451)	(4,999)	(5,129)
Other general administrative expenses	(7,383)	(7,495)	(7,339)	(6,777)	(6,374)	(3,722)	(3,698)
Depreciation and amortization	(2,391)	(2,183)	(2,098)	(1,937)	(1,596)	(1,165)	(1,169)
Provisions (net)	(2,182)	(1,478)	(2,616)	(1,067)	(1,747)	(1,506)	(1,178)
Impairment losses on financial assets (net)	(11,227)	(18,880)	(11,794)	(10,400)	(11,578)	(5,369)	(6,013)
Impairment losses on other assets (net)	(503)	(508)	(1,517)	(286)	(165)	(831)	(206)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	2,152	906	1,846	351	1,565	2,302	708
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(422)	(757)	(2,109)	(290)	(1,225)	(85)	(213)
Operating profit/(loss) before tax	7,652	3,583	7,858	12,010	10,633	5,236	3,712
Income tax	(2,113)	(590)	(1,755)	(2,910)	(1,222)	(1,948)	(891)
Profit from continuing operations	5,539	2,993	6,103	9,100	9,411	3,288	2,821
Profit / (loss) from discontinued operations (net)	(15)	70	15	35	31	—	(14)
Consolidated profit for the period	5,524	3,063	6,118	9,135	9,442	3,288	2,807
Profit attributable to the Parent	4,370	2,295	5,330	8,212	8,970	2,756	2,255
Profit attributable to non-controlling interests	1,154	768	788	923	472	532	552
Per share information:
Average number of shares (thousands) (1)	10,836,111	9,766,689	8,892,033	8,686,522	8,554,224	11,601,218	10,548,077
Basic earnings per share (in euros)	0.40	0.23	0.60	0.94	1.05	0.24	0.21
Basic earnings per share continuing operation (in euros)	0.40	0.22	0.60	0.94	1.04	0.24	0.21
Diluted earnings per share (in euros)	0.40	0.23	0.60	0.94	1.04	0.24	0.21
Diluted earnings per share continuing operation (in euros)	0.40	0.22	0.60	0.94	1.04	0.24	0.21
Remuneration paid (in euros) (2)	0.60	0.60	0.60	0.60	0.60	0.30	0.30
Remuneration paid (in US$) (2)	0.83	0.79	0.78	0.80	0.86	0.41	0.40

	Year ended December 31,					Six months ended June 30,
	2013	2012	2011	2010	2009	2014
	(in millions of euros, except percentages and per share data)
Total assets	1,115,638	1,269,600	1,251,009	1,216,956	1,110,399	1,188,043
Loans and advances to credit institutions (net) (3)	74,964	73,900	51,726	79,855	79,837	68,724
Loans and advances to customers (net) (3)	668,856	719,112	748,541	722,504	682,551	706,899
Investment securities (net) (4)	142,234	152,066	154,015	174,258	173,990	167,136
Investments: Associates and jointly controlled entities	5,536	4,454	4,155	273	164	3,603
Contingent liabilities (net)	41,049	45,033	48,042	59,795	59,256	44,695
Liabilities
Deposits from central banks and credit institutions (5)	109,397	152,966	143,138	140,112	142,091	128,531
Customer deposits (5)	607,837	626,639	632,533	616,376	506,975	617,761
Debt securities (5)	175,477	205,969	197,372	192,873	211,963	191,495
Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	4,603	5,207	6,619	10,934	13,867	4,686
Other subordinated debt	7,483	8,291	10,477	12,189	15,193	7,535
Preferred securities (6)	3,652	4,319	5,447	6,917	7,315	6,412
Preferred shares (6)	401	421	449	435	430	410
Non-controlling interests (including net income of the period)	9,314	9,415	6,354	5,860	5,165	10,538
Stockholders’ equity (7)	70,588	71,860	74,460	73,637	67,276	75,178
Total capitalization	96,041	99,514	103,806	109,971	109,245	104,759
Stockholders’ equity per average share (7)	6.51	7.36	8.37	8.48	7.86	6.48
Stockholders’ equity per share at the year-end (7)	6.23	6.96	8.36	8.84	8.18	6.38
Other managed funds
Mutual funds	93,304	89,176	102,611	113,510	105,216	119,739
Pension funds	10,879	10,076	9,645	10,965	11,310	11,258
Managed portfolio	20,987	18,889	19,200	20,314	18,364	23,198
Total other managed funds (8)	125,170	118,141	131,456	144,789	134,890	154,195
Consolidated ratios
Profitability ratios:
Net yield (9)	2.31%	2.51%	2.72%	2.66%	2.62%	2.69%
Return on average total assets (ROA)	0.45%	0.24%	0.50%	0.77%	0.86%	0.56%
Return on average stockholders’ equity (ROE)	6.10%	2.91%	7.12%	11.75%	14.37%	7.61%
Capital ratio:
Average stockholders’ equity to average total assets	5.90%	5.65%	5.88%	5.87%	5.68%	6.22%
Ratio of earnings to fixed charges (10):
Excluding interest on deposits	1.72%	1.27%	1.62%	2.27%	2.02%	1.93%
Including interest on deposits	1.30%	1.11%	1.26%	1.52%	1.41%	1.43%
Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.59%	3.41%	2.45%	2.63%	2.55%	3.74%
Impaired balances as a percentage of total gross loans (11)	5.81%	4.74%	4.07%	3.76%	3.43%	5.58%
Allowances for impaired balances as a percentage of impaired balances (11)	61.76%	72.01%	60.17%	69.99%	74.32%	67.03%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.36%	1.39%	1.31%	1.27%	0.69%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	3.48%	3.29%	2.38%	2.56%	2.44%	3.64%
Impaired balances as a percentage of total loans and contingent liabilities (**) (11)	5.64%	4.54%	3.90%	3.54%	3.24%	5.45%
Allowances for impaired balances as a percentage of impaired balances (**)(11)	61.65%	72.41%	61.02%	72.17%	75.33%	66.75%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.28%	1.29%	1.21%	1.17%	0.65%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2009, 2010, 2011, 2012 and 2013 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost”.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Since December 2013, we hold a 50% ownership interest in Santander Asset Management (“SAM”) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM and are fully marketed through our retail network.
(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Assets—Earning Assets—Yield Spread” .
(10)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(11)	Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements” in our 2013 Form 20-F.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	Year ended December 31,					Six months ended June 30,
	2013	2012	2011	2010	2009	2014
Allowances refers to:	(in millions of euros)
Allowances for impaired balances (*) (excluding country risk)	25,681	26,112	19,531	20,553	18,497	28,256
Less: Allowances for contingent liabilities and commitments (excluding country risk)	688	614	648	1,011	623	686

Allowances for Balances of Loans (excluding country risk):	24,993	25,497	18,883	19,541	17,874	27,570
Allowances relating to country risk and other	154	98	210	121	192	119

Allowances for impaired balances (excluding contingent liabilities)	25,147	25,595	19,093	19,662	18,066	27,689
Of which:
Allowances for Loans and receivables:	24,959	25,467	18,858	19,544	17,899	27,516
Allowances for Customers	24,903	25,422	18,806	19,502	17,873	27,464
Allowances for Credit institutions and other financial assets	37	30	36	17	26	32
Allowances for Debt Instruments	19	15	16	25	—	20
Allowances for Debt Instruments available for sale	188	129	235	119	167	173

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33

	Rate During Period
Last six months	High $	Low $
2014
March	1.39	1.37
April	1.39	1.37
May	1.40	1.36
June	1.37	1.35
July	1.37	1.34
August	1.34	1.31
September (through September 26)	1.32	1.27

On September 26, 2014, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.27.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2013 Form 20-F.

Item 2

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2014 and 2013.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2013 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2013, 2012, 2011, 2010 and 2009 and for the six months ended June 30, 2014 and 2013 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Six month ended June, 30
	2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	1,681	12	1.43%	10,586	27	0.52%
International	78,049	1,019	2.61%	75,681	1,142	3.02%

	79,730	1,031	2.59%	86,267	1,169	2.71%
Due from credit entities
Domestic	20,992	51	0.49%	30,953	83	0.54%
International	53,563	566	2.11%	54,250	339	1.25%

	74,555	617	1.66%	85,203	422	0.99%
Loans and credits
Domestic	166,347	2,522	3.03%	184,673	3,015	3.26%
International	526,011	18,164	6.91%	528,545	17,630	6.67%

	692,358	20,686	5.98%	713,218	20,645	5.79%
Debt securities
Domestic	44,718	704	3.15%	56,369	1,072	3.80%
International	101,904	2,519	4.94%	99,365	2,306	4.64%

	146,622	3,223	4.40%	155,734	3,378	4.34%
Income from hedging operations
Domestic		42			40
International		118			171

		160			211
Other interest-earning assets
Domestic	39,101	524	2.68%	69,450	368	1.06%
International	32,007	339	2.12%	45,010	180	0.80%

	71,108	863	2.43%	114,460	548	0.96%
Total interest-earning assets
Domestic	272,839	3,855	2.83%	352,031	4,605	2.62%
International	791,534	22,725	5.74%	802,851	21,768	5.42%

	1,064,373	26,580	4.99%	1,154,882	26,373	4.57%
Investments in affiliated companies
Domestic	1,519	—	—	1,115	—	—
International	2,274	—	—	3,535	—	—

	3,793	—	—	4,650	—	—
Total earning assets
Domestic	274,358	3,855	2.82%	353,146	4,605	2.61%
International	793,808	22,725	5.72%	806,386	21,768	5.40%

	1,068,166	26,580	4.98%	1,159,532	26,373	4.55%
Other assets	96,560			92,484
Assets from discontinued operations	—			—

Total average assets	1,164,726	26,580		1,252,016	26,373

Average Balance Sheet—Liabilities and Interest Expense

	Six month ended June, 30
	2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
LIABILITIES AND STOCKHOLDERS EQUITY
Due to credit entities
Domestic	14,259	130	1.82%	25,281	190	1.50%
International	110,370	990	1.79%	109,995	817	1.49%

	124,629	1,120	1.80%	135,276	1,007	1.49%
Customers deposits
Domestic	168,724	1,364	1.62%	173,217	1,651	1.91%
International	446,966	5,046	2.26%	465,020	6,100	2.62%

	615,690	6,410	2.08%	638,237	7,751	2.43%
Marketable debt securities
Domestic	69,517	1,193	3.43%	90,959	1,593	3.50%
International	116,137	2,180	3.75%	106,125	1,925	3.63%

	185,654	3,373	3.63%	197,084	3,518	3.57%
Subordinated debt
Domestic	9,595	243	5.07%	8,724	260	5.96%
International	7,783	336	8.63%	8,647	382	8.84%

	17,378	579	6.66%	17,371	642	7.39%
Other interest-bearing liabilities
Domestic	54,136	467	1.73%	85,404	495	1.16%
International	51,763	552	2.13%	62,983	373	1.18%

	105,899	1,019	1.92%	148,387	868	1.17%
Expenses from hedging operations
Domestic		(236)			(671)
International		(47)			(115)

		(283)			(786)
Total interest-bearing liabilities
Domestic	316,231	3,161	2.00%	383,585	3,518	1.83%
International	733,019	9,057	2.47%	752,770	9,482	2.52%

	1,049,250	12,218	2.33%	1,136,355	13,000	2.29%
Other liabilities	33,021			33,182
Non-controlling interest	9,983			10,383
Stockholders’ Equity	72,472			72,096
Liabilities from discontinued operations	—			—

Total average Liabilities and Stockholders’ Equity	1,164,726	12,218		1,252,016	13,000

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2014 compared to the same period of 2013. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

	IFRS-IASB Six months ended June 30, 2014/2013
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
Volume and rate analysis	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	(39)	34	(5)
International	35	(168)	(133)

	(4)	(134)	(138)
Due from credit entities
Domestic	(25)	(7)	(32)
International	(5)	232	227

	(30)	225	195
Loans and credits
Domestic	(289)	(204)	(493)
International	(85)	619	534

	(374)	415	41
Debt securities
Domestic	(202)	(166)	(368)
International	60	153	213

	(142)	(13)	(155)
Other interest-earning assets
Domestic	(216)	372	156
International	(65)	224	159

	(281)	596	315
Total interest-earning assets without hedging operations
Domestic	(771)	29	(742)
International	(60)	1,060	1,000

	(831)	1,089	258
Income from hedging operations
Domestic	2	—	2
International	(53)	—	(53)

	(51)	—	(51)
Total interest-earning assets
Domestic	(769)	29	(740)
International	(113)	1,060	947

	(882)	1,089	207

	IFRS-IASB 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
Volume and rate analysis	(in millions of euros)
Interest charges
Due to credit entities	(95)	35	(60)
Domestic	3	170	173

International	(92)	205	113
Customers’ deposits	(42)	(245)	(287)
Domestic	(230)	(824)	(1,054)

International	(272)	(1,069)	(1,341)
Marketable debt securities	(369)	(31)	(400)
Domestic	190	65	255

International	(179)	34	(145)
Subordinated debt	25	(42)	(17)
Domestic	(38)	(8)	(46)

International	(13)	(50)	(63)
Other interest-bearing liabilities	(220)	192	(28)
Domestic	(77)	256	179

International	(297)	448	151
Total interest-bearing liabilities without hedging operations	(701)	(91)	(792)
Domestic	(152)	(341)	(493)

International	(853)	(432)	(1,285)
Expenses from hedging operations	435	—	435
Domestic	68	—	68

International	503	—	503
Total interest-bearing liabilities	(266)	(91)	(357)
Domestic	(84)	(341)	(425)

International	(350)	(432)	(782)

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS – IASB Six Months Ended June 30,
	2014	2013
Earning Assets - Yield Spread	(in millions of euros, except percentages)
Average earning assets
Domestic	274,358	353,146
International	793,808	806,386

	1,068,166	1,159,532
Interest
Domestic	3,865	4,605
International	22,714	21,768

	26,579	26,373
Net interest income (1)
Domestic	705	1,087
International	13,657	12,286

	14,362	13,373
Gross yield (annualized) (2)
Domestic	2.82%	2.61%
International	5.72%	5.40%

	4.98%	4.55%
Net yield (annualized) (3)
Domestic	0.51%	0.62%
International	3.44%	3.05%

	2.69%	2.31%
Yield spread (annualized) (4)
Domestic	0.82%	0.78%
International	3.25%	2.88%

	2.65%	2.26%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 6.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS – IASB
	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013
ROA: Return on average total assets (1)	0.56%	0.45%	0.45%
ROE: Return on average stockholders’ equity (1)	7.61%	6.26%	6.10%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	0.00%	0.00%	20.07%
Average stockholders’ equity as a percentage of average total assets	6.22%	5.76%	5.90%

(1)	Net income and net attributable income for the six months ended June 30, 2014 and 2013 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.
(2)	Dividend information for the six months ended June 30, 2014 and 2013 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2014 and 2013 do not include any dividend (the first quarterly interim dividend for each year was authorized by the Executive Committee in July 2014 and 2013, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2013 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration distributed via scrip dividends amounted to €5,920 million for the year ended December 31, 2013, and zero for the six months ended June 30, 2014 and 2013.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS – IASB
	Six Months Ended June 30,
Interest-earning assets	2014	2013
Cash and due from Central Banks
Domestic	1%	1%
International	7%	7%

	8%	8%
Due from credit entities
Domestic	2%	3%
International	5%	4%

	7%	7%
Loans and credits
Domestic	16%	16%
International	49%	46%

	65%	62%
Debt securities
Domestic	4%	5%
International	10%	8%

	14%	13%
Other interest-earning assets
Domestic	4%	6%
International	3%	4%

	7%	10%
Total interest-earning assets
Domestic	26%	30%
International	74%	70%

	100%	100%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements by domicile of customer for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
	2013	2012	2011	2014	2013
	(in millions of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	11,711	6,907	6,810	12,279	11,711
Borrowers outside Spain	13,756	11,951	12,734	12,680	13,756

Total	25,467	18,858	19,544	24,959	25,467
Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	(266)	(1,267)	—	—

Total	—	(266)	(1,267)	—	—
Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	3,447	8,847	3,169	1,369	1,796
Borrowers outside Spain	8,607	10,992	9,581	4,597	4,712

Total	12,054	19,839	12,750	5,966	6,508
Charge offs against credit loss allowance
Borrowers in Spain	(2,580)	(2,747)	(2,798)	(1,274)	(1,145)
Borrowers outside Spain	(8,046)	(8,599)	(9,495)	(4,419)	(4,294)

Total	(10,626)	(11,346)	(12,293)	(5,693)	(5,439)
Other movements	(1,936)	(1,618)	124	2,285	(631)
Allowance for credit losses at end of period (3) (4)
Borrowers in Spain	12,279	11,711	6,907	11,967	12,174
Borrowers outside Spain	12,680	13,756	11,951	15,550	13,731

Total	24,959	25,467	18,858	27,517	25,905

Recoveries of loans previously charged off against income statement
Borrowers in Spain	395	272	297	151	187
Borrowers outside Spain	673	1,044	1,487	505	341

Total	1,068	1,316	1,784	656	528

Average loans outstanding
Borrowers in Spain	178,227	198,643	217,235	166,347	184,673
Borrowers outside Spain	519,037	550,730	511,964	526,011	528,545

Total	697,264	749,373	729,199	692,358	713,218
Net charge-offs against loan loss allowance to average loans ratio (5)
Borrowers in Spain	1.23%	1.25%	1.15%	0.68%	0.52%
Borrowers outside Spain	1.42%	1.37%	1.56%	0.74%	0.75%

Total	1.37%	1.34%	1.44%	0.73%	0.69%

(1)	The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.
(4)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(5)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of June 30, 2014 and December 31, 2013, 2012 and 2011 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused on Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateralized loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of June 30, 2014 and December 31, 2013 were 62% and 63%, respectively. The figure outside Spain includes certain countries such as Brazil where mortgages (which are Brazil’s main type of collateral) represent approximately 16% of the total lending in that country as of June 30, 2014. This means that the amount of loan write-offs contributed each year by these countries is far higher than in Spain, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS – IASB
	Year Ended December 31,			Six Months Ended June 30,
	2013	2012	2011	2014	2013
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	236	85	135	46	102
Real estate and construction	80	38	31	54	43
Other mortgages	7	10	37	2	8
Installment loans to individuals	48	137	92	35	31
Lease finance	19	—	1	13	1
Other	5	2	1	1	3

Total Borrowers in Spain	395	272	297	151	187
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial and industrial	575	877	1,208	456	285
Mortgage loans	78	79	197	43	50
Other	20	88	82	6	6

Total Borrowers outside Spain	673	1,044	1,487	505	341

Total	1,068	1,316	1,784	656	528
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,842	1,290	1,070	483	762
Real estate and construction	176	5,378	672	238	8
Other mortgages	587	1,291	818	371	758
Installment loans to individuals	745	709	489	203	224
Lease finance	52	57	122	26	23
Other	45	122	(2)	48	21

Total Borrowers in Spain	3,447	8,847	3,169	1,369	1,796
Borrowers outside Spain
Government and official institutions	1	—	(4)	10	—
Commercial and industrial	7,772	9,673	7,962	4,476	4,067
Mortgage loans	553	624	1,163	84	241
Other	281	695	460	27	404

Total Borrowers outside Spain	8,607	10,992	9,581	4,597	4,712

Total	12,054	19,839	12,750	5,966	6,508
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(893)	(755)	(980)	(562)	(353)
Real estate and construction	(717)	(676)	(133)	(321)	(378)
Other mortgages	(278)	(400)	(592)	(111)	(276)
Installment loans to individuals	(593)	(839)	(870)	(234)	(111)
Lease finance	(60)	(27)	(220)	(12)	(20)
Other	(39)	(50)	(3)	(34)	(5)

Total Borrowers in Spain	(2,580)	(2,747)	(2,798)	(1,274)	(1,143)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial and industrial	(7,130)	(7,402)	(8,445)	(4,120)	(3,840)
Mortgage loans	(459)	(477)	(791)	(120)	(164)
Other	(457)	(720)	(259)	(179)	(292)

Total Borrowers outside Spain	(8,046)	(8,599)	(9,495)	(4,419)	(4,296)

Total	(10,626)	(11,346)	(12,293)	(5,693)	(5,439)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the periods indicated.

	IFRS - IASB As of December 31,
	2013	%	2012	%	2011	%
Allowances for Credit Losses	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,681	10.74	1,775	6.97	1,579	8.37
Real estate and construction (*)	6,678	26.76	7,511	29.49	3,210	17.02
Other mortgages	1,810	7.25	1,420	5.58	1,325	7.03
Installment loans to individuals	967	3.87	823	3.23	690	3.66
Lease finance	113	0.46	103	0.40	101	0.54
Other	30	0.12	79	0.31	2	0.01

Total Borrowers in Spain	12,279	49.20	11,711	45.98	6,907	36.62
Borrowers outside Spain:
Government and official institutions	21	0.08	30	0.12	31	0.17
Commercial and industrial	9,765	39.12	10,628	41.74	9,334	49.50
Mortgage loans	2,223	8.91	2,054	8.06	1,791	9.50
Other	671	2.69	1,043	4.10	795	4.21

Total Borrowers outside Spain	12,680	50.80	13,756	54.02	11,951	63.38

Total	24,959	100.00	25,467	100.00	18,858	100.00

(*)	As of December 31, 2013, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €4,981 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	IFRS-IASB As of June 30,
	2014	%	2013	%
Allowances for Credit Losses	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,488	9.04	2,249	8.68
Real estate and construction (*)	5,948	21.61	7,109	27.44
Other mortgages	2,131	7.74	1,810	6.99
Installment loans to individuals	1,172	4.26	842	3.25
Lease finance	160	0.58	99	0.38
Other	69	0.25	65	0.25

Total Borrowers in Spain	11,967	43.49	12,174	46.99
Borrowers outside Spain:
Government and official institutions	31	0.11	18	0.07
Commercial and industrial	13,026	47.34	10,369	40.03
Mortgage loans	1,477	5.37	2,309	8.91
Other	1,016	3.69	1,035	4.00

Total Borrowers outside Spain	15,550	56.51	13,731	53.01

Total	27,517	100.00	25,905	100.00

(*)	As of June 30, 2014, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €4,563 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Impaired Balances

The following table shows our impaired assets and contingent liabilities, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS – IASB
	At December 31,			At June 30,
	2013	2012	2011	2014	2013
Non-performing balances	(in millions of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	22,658	16,623	15,340	21,993	19,969
International	18,994	19,438	16,666	20,341	20,086

Total	41,652	36,061	32,006	42,334	40,055

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €5,312 million, €5,176 million, and €5,106 million, at December 31, 2013, 2012, and 2011, respectively, and €5,135 million and €5,208 million at June 2014 and 2013 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2013 Form 20-F.
(2)	Non-performing balances due to country risk were €3 million, €6 million, and €7 million, at December 31, 2013, 2012, and 2011, respectively, and €3 million and €4 million at June 2014 and 2013, respectively.
(3)	We estimate that at December 31, 2013, 2012, and 2011 (i) the total amount of our non-performing past-due balances was €30,832 million, €31,326 million, and €27,415 million, respectively, and €34,926 million and €32,325 million at June 2014 and 2013, respectively, and (ii) the total amount of our other non-performing was €10,820 million, €4,735 million, and €4,591 million, respectively, and €7,408 million and €7,730 million at June 2014 and 2013, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2014 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Impaired Balances

The following table shows the movement in our impaired assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
(in millions of euros)	Year ended Dec. 31, 2012	Year ended Dec. 31, 2013	Quarter ended
			Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
Opening balance	32,006	36,061	36,061	38,051	40,055	41,173	41,652	42,300
Increases	34,983	37,316	7,775	10,124	9,136	10,280	6,612	7,645
Cash recoveries	(16,298)	(17,863)	(3,351)	(3,739)	(4,642)	(6,130)	(3,762)	(4,746)
Foreclosed assets	(2,146)	(1,857)	(626)	(510)	(372)	(349)	(314)	(364)
Changes in scope of consolidation	(628)	743	743	—	—	—	916	—
Exchange differences	(509)	(2,122)	278	(1,260)	(401)	(739)	96	292
Write-offs	(11,347)	(10,626)	(2,829)	(2,611)	(2,603)	(2,583)	(2,900)	(2,793)

Closing balance	36,061	41,652	38,051	40,055	41,173	41,652	42,300	42,334

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS – IASB
	At December 31,			At June 30,
	2013	2012	2011	2014	2013
	(in millions of euros, except percentages)
Computable credit risk (1)	738,558	793,449	820,968	776,563	773,468
Non-performing balances by category:
Individuals	17,607	16,828	15,951	18,716	17,615
Mortgages	9,609	7,281	6,872	9,669	9,374
Consumer loans	5,129	5,961	6,254	5,892	5,680
Credit cards and others	2,869	3,586	2,825	3,155	2,561
Enterprises	21,538	18,155	14,995	21,071	20,566
Corporate Banking	2,408	991	954	2,421	1,753
Public sector	99	87	106	126	121

Total non-performing balances	41,652	36,061	32,006	42,334	40,055
Allowances for non-performing balances	25,681	26,112	19,531	28,256	26,579
Ratios
Non-performing balances (2) to computable credit risk	5.64%	4.54%	3.90%	5.45%	5.18%
Coverage ratio (3)	61.65%	72.41%	61.02%	66.75%	66.36%
Balances charged-off to total loans and contingent liabilities	1.29%	1.27%	1.29%	0.65%	0.64%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €42,334 million at June 30, 2014, a €682 million increase as compared to €41,652 million at December 31, 2013. The Group’s NPL ratio as of June 30, 2014, slightly decreased to 5.5%, as compared to 5.6% as of December 31, 2013 due to the increase of the Group’s total lending.

The NPL ratio, particularly in the UK but also in Spain, is affected by the proportion of mortgage loans in the portfolio, as they require lower provisions because of the underlying collateral. The average loan-to-value ratio (“LTV”) of residential mortgage balances in Spain and the UK was 55% and 49%, respectively as of June 30, 2014.

Our total allowances for credit losses (excluding country-risk) increased by €2,575 million to €28,256 million at June 30, 2014, from €25,681 million as of December 31, 2013.

The NPL coverage ratio as of June 30, 2014 was 67%, as compared to a coverage ratio of 62% at the end of 2013. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The NPL ratios by country as of June 30, 2014 are set out below.

•	The NPL ratio in Spain stood at 7.59% as of June 30, 2014, thereby registering the first quarterly decrease in the last two years. With respect to December 31, 2013, the ratio increased by 10 basis points. This slowdown in the upward trend of recent years was due to the significant reduction in net new non-performing loans, particularly in the business portfolio. The coverage ratio was 45% as of June 30, 2014, up one percentage point as compared to December 31, 2013.

•	The NPL ratio and coverage for Spain’s run-off real estate stood at 70% and 68%, respectively. The Group’s strategy in the last few years has been to sharply reduce these assets. At the end of June, they stood at €9,818 million net and represented around 3% of assets in Spain and less than 1% of the Group’s total assets.

•	In Portugal, the NPL ratio slightly increased to 8.2%, as compared to 8.1% at December 31, 2013, and the coverage increased 3 percentage points to 53%. The increase in the NPL ratio was due to the continued impact of deleveraging on the loan portfolio.

•	Santander Consumer Finance’s NPL ratio was 4.1% as compared to 4.0% at the end of December 2013, while coverage remained stable at 105% reflecting the high credit quality for the standards of the business.

•	In a better economic environment, Poland’s NPL ratio decreased 42 basis points to 7.4% as compared to 7.8% at the end of December 2013 following the downward trend started in the middle of last year, when highs were reached after the integration of Kredyt Bank. Coverage ratio was 65% as compared to 62% as of year-end 2013.

•	In the U.K., the NPL ratio decreased to 1.9% (2.0% in December 2013). This positive evolution was due to the good performance of all segments, particularly mortgages for individual clients. Coverage ratio was 41% as compared to 42% as of December 31, 2013.

•	The NPL ratio for Latin America was 5.0% while the coverage ratio was 86%. Brazil’s NPL ratio was 5.8% at the end of June 2014 as compared to 5.6% at December 31, 2013. The coverage was unchanged at 95%. In both cases, the ratios were much better than a year earlier (6.5% and 91%, respectively).

Mexico’s NPL ratio was 3.5%, 0.2 percentage points lower than year-end 2013 against a backdrop of a year that began with a less favorable macroeconomic environment. Coverage was 97% (-1 percentage point).

Chile’s NPL ratio remained at 5.9% and coverage increased to 52% from 51% in December 2013.

Argentina’s NPL ratio increased to 1.8% (1.4% in December 2013) and coverage decreased to 133% from 140% in December 2013.

•	In the U.S., the NPL ratio stood at 2.9% and the coverage ratio was 165%. The ratio for Santander Bank was 2.1%, down from 2.2% at December, 2013. This was due to the good performance of retail portfolios because of the rise in household disposable income and the favorable evolution of companies. There were continued outflows of non-performing loans in a context of a greater appetite for risk by the market when acquiring problematic loans, also motivated by the increase in the valuations of their guarantees due to the increase of real estate prices. Coverage decreased to 89% from 94% as of December 31, 2013.

Puerto Rico’s NPL ratio increased to 6.9% (6.3% in December 2013) and coverage decreased to 60% from 62% in December 2013.

The NPL ratio of SCUSA was 4.1% and the coverage reached 282%. During the first half of 2014 SCUSA increased its lending volume due to organic growth and strategic alliances. In 2013 SCUSA was accounted for by the equity method. See “Item 6. Recent Events—Acquisitions, Dispositions, Reorganizations and Other Recent Events—Santander Consumer USA”.

Non-performing balances are impacted by the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

Other Non-Accruing Balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstanding as both a non-accruing and impaired balance.

	IFRS – IASB
	As of December 31,			As of June 30,
	2013	2012	2011	2014	2013
Summary of non-accrual balances	(in millions of euros)
Balances classified as non-performing balances	41,652	36,061	32,006	42,334	40,055
Non-performing balances due to country risk	3	6	7	3	4

Total non-accruing balances	41,655	36,067	32,013	42,337	40,059

The table below sets forth the movements in our refinancing assets during the first half of 2014:

Restructuring/refinancing information
Million of euros	Forbearance
Opening balance—January 1, 2014	53,602
Of which: Performing loans	29,961
Of which Non-performing loans	23,641
New entries during period	9,060
Inclusion of SCUSA´s forbearance due to taking control in 2014	4,989
Reductions (*)	8,188

Closing balance—June 30, 2014	59,463
Of which: Performing loans	35,293
Of which Non-performing loans	24,170

(*)	Includes mainly movements due to cash recoveries, forecloses, write offs and discontinuation of special monitoring.

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS – IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Dec. 31, 2013	June 30, 2013	June 30, 2014
	(in millions of euros, except percentages)
Opening balance	9,624	8,611	8,866	9,102	9,393	8,611	8,611	9,698
Foreclosures	2,603	582	575	535	616	2,308	1,157	1,247
Sales	(3,248)	(330)	(290)	(211)	(484)	(1,315)	(620)	(618)
Other movements	(368)	3	(49)	(33)	173	94	(46)	(80)

Gross foreclosed assets	8,611	8,866	9,102	9,393	9,698	9,698	9,102	10,247

Of which: in Spain	7,846	8,057	8,395	8,709	8,831	8,831	8,395	9,454
Allowances established	4,416	4,524	4,655	4,809	4,956	4,956	4,655	5,282
Of which: in Spain	4,170	4,279	4,424	4,586	4,685	4,685	4,424	5,019

Closing balance (net)	4,195	4,342	4,447	4,584	4,742	4,742	4,447	4,965

Of which: in Spain	3,676	3,778	3,971	4,123	4,146	4,146	3,971	4,435
Allowance as a percentage of foreclosed assets	51.3%	51.0%	51.1%	51.1%	51.1%	51.1%	51.1%	51.5%
Of which: in Spain	53.1%	53.1%	52.7%	52.7%	53.1%	53.1%	52.7%	53.1%

Property financing provided for construction and property development

The table below shows the reduction of the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2014:

	Millions of euros
	June 30, 2014	June 30, 2013
Balance at the beginning of the year (net)	12,105	15,867
Foreclosed assets	(326)	(472)
Reductions (1)	(563)	(1,024)
Written-off assets	(219)	(313)

Balance at the end of the year (net)	10,997	14,058

(1)	Includes sales of portfolios, cash recoveries and third parties subrogations.

Exposure to sovereign counterparties by credit rating

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2014 and December 31, 2013, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, prepared in accordance with the methodology used by the European Banking Authority (EBA) in its analyses of the capital needs of European credit institutions, is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2014 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	5,088	(2,172)	18,822	1,586	16,227	39,551	211	—
Portugal	205	(27)	4,834	—	571	5,583	—	—
Italy	4,300	(909)	77	—	—	3,468	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	213	—

(*)	Information prepared under EBA standards. In addition, government debt securities owned by the Group’s insurance companies’ balance sheets amounted to €7,437 million (of which €6,459 million, €708 million and €270 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounted to €5,261 million (€3,904 million, €170 million and €1,187 million to Spain, Portugal, Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (€32 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. In addition, government debt securities owned by the Group’s insurance companies’ balance sheets amounted to €5,645 million (of which €4,783 million, €654 million and €208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounted to €1,884 million (€1,627 million, €118 million, €137 million and €2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (€20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2014 and December 31, 2013 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,484	9,318	2,900	6,252	1,238	162,352	183,544	3,204	(33)
Portugal	882	—	331	1,370	1,893	25,121	29,597	1,690	(1)
Italy	5	—	695	215	2	6,834	7,751	(94)	6
Greece	—	—	—	—	—	59	59	29	—
Ireland	—	—	270	99	211	707	1,287	172	—

(*)	The Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €57,797 million, €6,397 million, €2,967 million, €17 million and €297 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (€12,869 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	The Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €48,659 million, €5,982 million, €2,717 million, €4 million and €93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (€13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information of the CDSs detailed in the foregoing tables at June 30, 2014 and December 31, 2013:

June 30, 2014
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—		—	—
	Other	1,476	1,815	(339)	(15)	(18)	(33)
Portugal	Sovereign	194	226	(32)	—	—	—
	Other	157	173	(16)	(2)	1	(1)
Italy	Sovereign	480	294	186	(3)	3	—
	Other	737	776	(39)	(2)	8	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

December 31, 2013
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

Item  3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2014. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management, private banking and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2014 overview

Grupo Santander conducted its business during the second quarter of 2014 in a more favorable economic environment, particularly in developed countries.

US GDP showed a solid growth in the second quarter (4.2% annualized), leaving behind the first quarter distortion (-2.1%). This expansion has been supported by both private and public consumption. While the Fed continues with the progressive reduction of purchases of government debt, the focus has shifted to the discussion about the appropriate time to raise interest rates.

Brazil’s GDP fell 0.9% year-on-year in the second quarter of 2014. The labor market is still firm, with the jobless rate in April at 4.9%. Inflation was 6.5% in August and in the upper end of the central bank’s target range (6.5%). The central bank’s Selic stood at 11% (+100 basis points since the beginning of the year and +200 basis points in the last 12 months), the highest level since January 2012 with the aim to contain the inflation.

The Mexican economy recovered in the second quarter of 2014 and GDP grew 1.0% quarter-on-quarter, due to the external sector. The recovery of internal demand was limited however. Expectations, of a gradual strengthening during the second half of 2014 and 2015 remained, driven by structural reforms (energy, telecommunication, financial, fiscal, economic competence), investment and consumption. The central bank maintains an expansive monetary policy, cutting its benchmark rate by 50 basis points in June, which was 3% in August. Inflation is under control (4.15% in August).

Chile’s GDP growth slowed in the second quarter of 2014 to a 1.9% year-on-year (vs. 2.4% in the first quarter). The central bank in September reduced by 25 basis points the benchmark rate to 3.25%, with medium term inflation anchored around 3%. In August inflation was 4.5%, reflecting the depreciation of the Chilean peso in recent months.

The euro zone continued to recover, however, GDP growth was moderate in the second quarter. Varied performance by country, with strong growth in Spain, and more moderate growth in Germany, France and Italy.

With inflation still low, the European Central Bank cut its benchmark rate again to 0.05% and took additional monetary policy measures. Of note was the new scheme of longer-term liquidity injections conditioned on new lending, which enabled a further softening of monetary conditions, and brought the euro lower against the dollar. In this way, the ECB has allotted €82.6 billion to 255 counterparties in the first of eight targeted longer-term refinancing operations to be conducted between September 2014 and June 2016.

Germany’s GDP contracted by 0.2% in the second quarter, after growing 0.7% in the previous quarter. This fall was mainly due to the contraction of the construction sector.

Spain continued to grow at a faster pace in the second quarter of 2014 (+0.6%, up from +0.4% in the first quarter), a trend that is expected to continue and one backed by stronger domestic demand and private consumption. The acceleration in net job creation shown this year has moderated in recent months.

Portugal’s economy improved in the second quarter of 2014 (+0.6% over the first one) according to preliminary figures released, with favorable dynamics of domestic demand, particularly in investing, as well in the unemployment rate.

The UK economy continued to strengthen in the first half of 2014. GDP growth was 0.8% in the first two quarters and business activity and employment data continued to be strong. The Bank of England appeared to be indicating a gradual rise in interest rates. The weak performance of prices and salaries is enabling the Bank of England to analyze the evolution of indicators to choose the best moment to change rates.

Poland’s economy grew 3.3% year-on-year in the second quarter of 2014, fuelled by fixed investment and consumption more than exports. The indicators remained strong and the jobs market continued to improve but the economy has recently shown some resilience in the last months, so the central bank held its benchmark rate at 2.5% and the zloty was stable against the euro.

Results of operations for Grupo Santander

Summary

Profit attributed to the Parent bank for the first half of 2014 was €2,756 million, a 22% or €501 million increase from €2,255 million for the same period in 2013. Excluding the impact of exchange rate fluctuations, the Group’s profits would have increased 40%. During the period the Group registered capital gains due to the sale of Altamira (€385 million net), the stock market placement of SCUSA (€730 million net) and the change in pension commitments in the UK (€220 million). See “Item 6. Recent Events—Acquisitions, Dispositions, Reorganizations and Other Recent Events” for details on the Altamira and SCUSA transactions and note 10.b to our semi-annual financial statements for details on the UK pensions change. However, these capital gains were offset by: a €744 million provision for restructuring costs, a €512 million impairment loss on intangible assets and €79 million in other provisions.

Interest income / (charges)

Interest income / (charges) were €14,362 million for the first half of 2014, a 7% or €989 million increase from €13,373 million for the same period in 2013. This increase is due to the full consolidation of SCUSA which was previously accounted for by the equity method and improved performance of all units, except Brazil, partially offset by a negative exchange rate impact.

Volumes continued to grow in Latin America, combined with the positive effect of the better evolution of units in mature markets since the beginning of the year. As regards spreads, there was a positive impact due to the strategy of reducing the cost of funds, particularly in Europe and the US. Spreads on loans performed better in these countries, while in Latin America there is a change of mix toward lower risk products.

Average total earning assets were €1,068,166 million for the first half of 2014, a 8% or €91,366 million decrease from €1,159,532 million for the same period in 2013. This decline was mainly due to: (i) a decrease of €78,788 million in the average balance of our domestic total earning assets mainly due to: (a) a decrease of €30,349 million in the average balances of the other interest-earning assets, mainly due to a decrease in the fair value of derivatives, (b) a decrease of €18,326 million in the average balances of our loans and credits, (c) a decrease of €11,651 million in the average balances of debt securities, (d) a decrease of €9,961 million in our average balances of due from credit entities, and (e) a decrease of €8,905 million in the average balances of cash and due from central banks, and (ii) a decrease of €12,578 million in the average balances of our international total earning assets mainly due to: (a) a decrease of €13,003 million in the average balance of the other interest-earning assets, mainly due to a decrease in the fair value of derivatives, (b) a decrease of €2,534 million in the average balance of our loans and credits, mainly due to the impact of exchange rates, (c) a decrease of €1,261 million in the average balance of our investments in affiliated companies mainly due to the full consolidation of SCUSA, (d) an increase of €2,539 million average balances of debt securities, and (e) an increase of €2,368 million average balances of cash and due from central banks.

The Group’s gross lending (lending without allowance for loan and lease losses) amounted to €734,363 million at the end of June 2014, a 1% or €8,356 million increase compared to €726,007 million at June 30, 2013. This increase was mainly due to the global integration of SCUSA, as deducting this effect gross lending was 1% lower.

For comparison purposes, the main developments for the Group’s segments in gross lending are described below (i) assuming that the consolidation of SCUSA (which took place at the beginning of 2014) and the deconsolidation of the asset management companies (which took place at the end of 2013) had already occurred in the previous period (“constant perimeter”), (ii) excluding repos, and (iii) excluding the exchange rate impact:

In Continental Europe, the low demand for loans affected balances in Spain and Portugal but less than in previous periods. On the other hand, lending grew in Santander Consumer Finance and in Poland while lending fell 25% in Spain’s run-off real estate unit as a result of maintaining the strategy of reducing this type of risk.

•	Gross customer lending in Spain (excluding the run-off real estate unit, commented on below) was 4% lower year-on-year. The distribution was as follows:

•	Lending to individuals decreased 4% to €61,727 million, of which €49,518 million are home mortgages. The portfolio is concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (73% with a LTV of less than 80%).

•	Loans directly to small and medium entities (SMEs) and companies without real estate purpose amounted decreased 3% since June 2013 to €85 billion and accounted for the largest share of lending (52%). However since year end 2013 they increased 3% mainly due to the Santander Advance program, a special plan to promote SMEs business.

•	Lending to the Spanish public sector stood at €15,439 million compared to €17,501 million in June 2013. The reduction was due to the amortization in the fourth quarter of 2013 of financing for suppliers (around €4 billion).

•	In Portugal, lending dropped 4% year-on-year in a deleveraging environment, in which Santander Totta is gaining market share, both in total lending and in individuals and companies. Balances in construction and real estate, which represent less than 3% of lending, declined 26%.

•	In Poland lending increased 2% in the last 12 months, driven by lending to companies (+3%), while lending to individuals remained stable.

•	Santander Consumer Finance’s balances rose 4%, with a varied performance by country. Germany’s lending, which accounted for 51% of the area’s total, rose 1%, the Nordic countries and Poland increased by 15% and 8%, respectively, in local currency, Spain’s rose 23% (partially due to the agreement with El Corte Inglés, see “Item 6. Recent Events—Acquisitions, Dispositions, Reorganizations and Other Recent Events”) and Italy’s and Portugal’s declined by more than 10%.

New lending was 12% higher in the first half than in the same period of 2013, with significant rises in direct credit, cards and auto finance, particularly new cars.

•	Net lending (loans net of allowance), included in the unit of Spain’s run-off real estate activity amounted to €4,876 million. The balance continued to fall and was €1,631 million lower than in June 2013 (-25%).

In the United Kingdom, the balance of customer loans was 1% lower. In local criteria, home mortgages dropped 2%, partly offset by the rise in loans to companies (+10%).

Lending in Latin America increased 9% year-on-year, with growth in all countries: Brazil (+4%), Mexico (+19%), Chile (+9%), Argentina (+29%), Uruguay (+23%) and Peru (+26%). These growth rates outperformed the market in most countries.

Lastly lending in the US rose 7%, with a varied performance by unit. Santander Bank’s rose 3%, SCUSA’s 21%, benefiting from the strategic alliance with Chrysler, and Puerto Rico’s dropped 11%, within the sector’s deleveraging process.

At the end of June 2014, Continental Europe accounted for 38% of the Group’s total lending net of allowances (23% Spain), the UK 34%, Latin America 19% (10% Brazil), and the US 9%.

The average balance of interest-bearing liabilities for the first half of 2014 was €1,049,250 million, which was 8% or €87,105 million less than the same period in 2013. The main reason for this drop, as in the case of assets, was Spain (-€67,354 million), as a result of the decreases in other interest bearing liabilities (-€31,268 million), mainly because of a decrease in trading derivatives and marketable securities (-€21,442 million). To a lesser extent, balances also decreased in the international component (-€19,751 million), mainly due to lower customer deposits (-€18,054 million) affected by exchange rates.

The Group’s customer deposits amounted to €617,761 million at the end of June 2014, a 4% or €27,173 million decrease compared to €644,934 million at June 30, 2013. This decrease was mainly due to reverse repos and exchange rates, as deducting these effects customer deposits only decreased €7,979 million.

The evolution by geographic distribution (principal segments) of customer’s deposits June 30, 2014 as compared to June 30, 2013 was as follows:

•	Continental Europe’s main units performed as follows:

•	Spain’s deposits excluding repos dropped 5% year-on-year mainly due to the strategy of reducing expensive deposits and more active marketing of mutual funds (+37%). Overall, both effects offset and thus total funds remained stable.

•	Portugal’s deposits dropped 4%, excluding repos, due to the greater focus on their cost.

•	Poland’s deposits increased 6% in local currency, with demand deposits registering the highest growth.

•	Santander Consumer Finance’s deposits were stable (-1%), as the decline resulting from the policy of reducing higher cost balances in Germany (86% of the total) was almost fully offset by rises in Poland, Austria and, above all, the Nordic countries.

•	In the UK, customer deposits excluding repos (in sterling) dropped 2%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. As a result of this strategy time deposits declined and were partly offset by demand deposits which grew 65% in the last 12 months because of the rise in current accounts as a result of the successful marketing of the 1|2|3 range of products.

•	The aggregate of deposits excluding repos in Latin America increased 13% in local currency, with Brazil up 14%, Mexico 9%, Chile 8%, Argentina 34%, Uruguay 15% and Peru down 12%.

•	US customer deposits continued to improve their mix and cost, similar to that of other units. Demand deposits increased 8%, a rise absorbed by the drop in time deposits.

The pension plans in Spain, which since December 2013 are managed jointly with Warburg Pincus and General Atlantic, rose 11% in the last 12 months while in Portugal pension plans increased 12%. These are the only countries where Santander markets this product.

Continental Europe accounted for 36% of managed customer funds (26% Spain), the UK 30%, Latin America 27% (Brazil 16%) and the US 7%.

Income from equity instruments

Income from equity instruments was €251 million for the first half of 2014, a 23% or €47 million increase from €204 million for the same period in 2013. This increase was mainly related to our stake in Telefónica, which returned to its dividend payments policy after a period of interruption.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €108 million for the first half of 2014 a 60% or €160 million decrease as compared to €268 million for the first half of 2013. This decrease was mainly due to: (i) the global integration of SCUSA, which in 2013 was accounted for by the equity method, partially offset by (ii) the deconsolidation of the asset management companies, which are now accounted for by the equity method due to the loss of control after the sale of 50% of our stake in these entities at the end of 2013.

Net fees and commissions

Net fees and commissions were €4,734 million for the first half of 2014, a 6% decrease as compared to €5,048 million for the same period in 2013.

Net fees and commissions for the first half of 2014 and 2013 were as follows:

	Six Months Ended June 30,
	2014	2013	Amount	%
			Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,818	2,948	(130)	(4%)
Credit and debit cards	775	815	(40)	(5%)
Account management	487	606	(119)	(20%)
Bill discounting	135	168	(33)	(20%)
Guarantees and other contingent liabilities	202	206	(4)	(2%)
Other operations	1,219	1,153	66	6%
Mutual and pension funds	429	559	(130)	(23%)
Securities services	400	351	49	14%
Insurance	1,087	1,190	(103)	(9%)

Total net fees and commissions	4,734	5,048	(314)	(6%)

Net fees and commissions declined 6% mainly due to exchange rates and the deconsolidation of the asset management companies, which are, since December 2013, accounted for by the equity method. At June 30, 2014 we held a 50% ownership interest in Santander Asset Management and controlled this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by Santander Asset Management. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Agreement with Warburg Pincus and General Atlantic” in our 2013 Form 20-F.

The €314 million decrease in net fees and commissions mainly reflects: (i) a €119 million decline in those from account management, (ii) a €130 million decrease in those from mutual and pension funds, and (iii) a €105 million decrease in insurance, mainly related to Brazil’s exchange rate fluctuation. The decreases in points (i) and (ii) are mainly due to lower commissions from the management of mutual and pension funds and managed portfolios directly related to the previously mentioned change in consolidation method. These line items continue to account for the fees generated by the sale of these products as we still offer them through our retail network.

In constant currency and constant perimeter, commissions increased 3%, with a better performance of those from availability of credit lines (+18.9%), securities and custody (+24.3%) and mutual funds (+9.0%), while those from claiming past-due debt were 21.3% lower.

Average balances of mutual funds under management (which are jointly managed and fully marketed through our retail network) increased 38%, in Spain, from €22.7 billion in the first half of 2013 to €31.4 billion in the same period of 2014 and decreased 1% abroad, from €69.0 billion in the first half of 2013 to €68.7 billion in the same period of 2014. The increase in Spain is a consequence of the active marketing of mutual funds.

Average balances of pension funds (which are jointly managed and fully marketed through our retail network) in Spain increased from €9.4 billion in the first half of 2013 to €10.2 billion for the same period of 2014. Our remaining business in pension fund management abroad is in Portugal, which increased 8% to €850 million in the first half of 2014 as compared to €785 million for the same period of 2013.

Gains / (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences were €1,278 million for the first half of 2014, a 31% or €570 million decrease from €1,848 million for the same period in 2013. Gains / (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.

The decrease in net gains on financial assets and liabilities and exchange differences was mainly due to the performance of the ALCO portfolio, largely concentrated in Latin America.

Other operating income / (expenses)

Net other operating income / (expenses) generated losses of €122 million in the first half of 2014 as compared to losses of €131 million in the same period in 2013. Under this line item we include income and expenses from insurance activity (mainly premium income and claims paid) and from non-financial services, and other commissions and charges to the Fondo de Garantía de Depósitos.

Administrative expenses

Administrative expenses were €8,721 million for the first half of 2014, a 1% or €106 million decrease from €8,827 million for the same period in 2013.

Administrative expenses for the first half of 2014 and 2013 were as follows:

	Six Months Ended June 30,
			Amount	%
	2014	2013	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	4,999	5,129	(130)	(3%)
Other administrative expenses	3,722	3,698	24	1%
Building, premises and equipment	962	1,011	(49)	(5%)
Information Technology	485	477	8	2%
Advertising	301	287	14	5%
Communications	260	300	(40)	(13)
Taxes (other than income tax)	224	219	5	2%
Other expenses	1,490	1,404	86	6%

Total administrative expenses	8,721	8,827	(106)	(1%)

The 1% decrease in administrative expenses in the first half of 2014 included a 3% decrease in personnel expenses and a 1% increase in other administrative expenses. However, in constant perimeter and in local currency, personnel expenses and other administrative expenses increased by 2% and 5%, respectively. These variations can be divided into three groups:

•	A first group with units in processes of integration (Spain and Poland) or adjusting structures (Portugal). Their costs declined in nominal terms. Brazil’s expenses rose well below the country’s inflation rate, underscoring the effort to improve efficiency.

•	A second group in which the UK is combining investment in its business transformation plan with higher costs in line with inflation. Administrative expenses in Santander Consumer Finance and Chile also rose, in line with inflation.

•	Lastly, Mexico and Argentina’s costs rose because of expansion plans or business capacity improvements. The US rose 7% (9% in constant currency and constant perimeter) mainly due to the improvement of Santander Bank’s franchise, SCUSA’s strong growth and the new regulatory requirements.

Depreciation and amortization

Depreciation and amortization was €1,165 million for the first half of 2014, a €4 million decrease from €1,169 million for the same period in 2013.

Provisions (net)

Net provisions were €1,506 million for the first half of 2014, a 28% or €328 million increase from €1,178 million for the first half of 2013. This increase was mainly due to pre-retirements in Spain and restructuring expenses, partly offset by the change in pension commitments in the UK. See note 10 to our consolidated financial statements for the six months ended as of June 30, 2014.

Impairment losses (net)

Impairment losses (net) were €6,200 million for the first half of 2014, a €19 million decrease from €6,219 million for the first half of 2013.

Impairment losses are divided in the income statement as follows:

	Six Months Ended June 30,
	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)
Impairment losses on financial assets:	5,369	6,013	(644)	(11%)
Loans and receivables	5,310	5,980	(670)	(11%)
Other financial assets not measured at fair value through profit and loss	59	33	26	79%
Impairment losses on other assets:	831	206	625	303%
Goodwill and other intangible assets	688	1	687	n.m.
Other assets	143	205	(62)	(30%)

Total impairment losses (net)	6,200	6,219	(19)	(0%)

The €670 million decrease in net impairment losses on loans and receivables for the six-months period ended June 30, 2014 compared to the six months ended June 30, 2013 reflected: (i) a €540 million decrease in provisions, (ii) a €128 million increase in recoveries of loans previously charged-off and (iii) a €2 million increase in releases of allowances relating to other assets. This evolution in net impairment losses on loans and receivables was due to reduced provisions in Brazil, UK, Spain, Portugal, Santander Consumer Finance and Chile and higher in Mexico, partly due to larger volumes, and in the US due to SCUSA’s full consolidation and its growth in lending, after the signing of the agreement with Chrysler.

Our total allowances for credit losses (excluding country-risk) increased by €1,677 million to €28,256 million at June 30, 2014, from €26,579 million as of June 30, 2013.

Non-performing balances (excluding country-risk) increased by €2,279 million to €42,334 million as of June 30, 2014, compared to €40,055 million as of June 30, 2013. This increase was mainly concentrated in the domestic sector. The Group’s NPL ratio was 5.5% as of June 30, 2014 compared to 5.2% as of June 30, 2013.

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 55% and 49%, respectively.

The coverage ratio was 67% in June 2014 compared to 66% in June 2013.

The €687 million increase in impairment losses in goodwill and other intangible assets correspond, mainly, to the decrease on the recovery amount of certain systems and computer applications. This arose after a process initiated by the Group to adapt to different regulatory changes and the transformation and integration of its businesses.

Gains (losses) on disposal of assets not classified as non-current assets held for sale

Net gains on disposal of assets not classified as non-current assets held for sale were €2,302 million for the first half of 2014, a €1,594 million increase from €708 million for the first half of 2013. Gains in the first half of 2014 were mainly: (i) €1.7 billion from the stock market placement of SCUSA, which generated a net gain of €730 million of which €688 million relate to the recognition at fair value of the interest held by the Group and (ii) the sale of Altamira Asset Management for €664 million, giving rise to a net gain of €385 million.

Gains (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €85 million for the first half of 2014, a €128 million or 60% decrease as compared to €213 million for the first half of 2013. This decrease was mainly due to a decline in the sale of foreclosed assets.

Income tax

The provision for corporate income tax was €1,948 million for the first half of 2014, a €1,057 million increase from €891 million for the same period in 2013. The effective tax rate was 37% for the first half of 2014 and 24% for the first half of 2013. The increase in the effective tax rate in June 2014 compared to June 2013 is primarily due to the effects derived from the IPO of SCUSA (see note 2 to our consolidated financial statements for the six months ended as of June 30, 2014).

Profit from discontinued operations (net)

Loss from discontinued operations was €250 thousand for the first half of 2014 as compared to losses of €14 million for the same period in 2013. In the first six month of 2014 we have not discontinued any material operation. The loss registered in 2013 was due to the sale of assets in Santander UK’s card business on May 10, 2013.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests was €532 million for the first half of 2014, a €20 million decrease from €552 million for the same period in 2013.

Results of Operations by Business Areas

Our results were affected by the following changes which took place during the first half of 2014:

1) In the Group’s financial statements:

•	Some corporate transactions recently carried out by the Group involved changes in the consolidation method. Taking control of SCUSA in 2014 led to the full consolidation of SCUSA which was previously accounted for by the equity method, and, the loss of control of asset management companies sold at the end of 2013 meant consolidating them by the equity method instead of by full consolidation.

2) In geographic segments:

•	The United States area includes Santander Bank, Santander Consumer USA, which now consolidates by full consolidation, and Puerto Rico, which was previously included in Latin America.

•	The Santander Asset Management units sold are accounted for by the equity method, in the various countries.

3) Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the geographic segments.

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As compared to the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are included in this new business segment (management shared with local banks). Santander Private Banking in Latin America is also included. Private Banking was previously included under the Retail Banking segment.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in our 2013 Form 20-F.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2014	2013	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,282	4,071	211	5%
Income from equity instruments	171	154	17	11%
Income from companies accounted for by the equity method	(14)	(25)	11	(44%)
Net fees and commissions	1,769	1,830	(61)	(3%)
Gains/losses on financial assets and liabilities (net) *	296	395	(99)	(25%)
Other operating income/(expenses) (net)	(52)	(39)	(13)	33%
TOTAL INCOME	6,452	6,386	66	1%
Administrative expenses	(2,830)	(2,937)	107	(4%)
Personnel expenses	(1,669)	(1,784)	115	(6%)
Other general expenses	(1,161)	(1,153)	(8)	1%
Depreciation and amortization	(359)	(369)	10	(3%)
Provisions (net)	(107)	(94)	(13)	14%
Impairment losses on financial assets (net)	(1,617)	(1,990)	373	(19%)
Impairment losses on other assets (net)	(42)	(22)	(20)	91%
Gains/(losses) on other assets (net)	(143)	(174)	31	(18%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,354	800	554	69%
Income tax	(318)	(171)	(147)	86%
PROFIT FROM CONTINUING OPERATIONS	1,036	629	407	65%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,036	629	407	65%
Profit attributable to non-controlling interest	74	72	2	3%
Profit attributable to the Parent	962	557	405	73%

*	Includes exchange differences (net)

In the first half of 2014, Continental Europe contributed 27% of the profit attributed to the Group’s operating areas. In a more favorable but still weak environment with low interest rates, the general strategic lines of the last few years were maintained: (i) defending spreads on loans and on deposits, (ii) reducing the cost of deposits in all the units, (iii) control of costs and exploiting synergies, and (iv) active risk management.

Total income increased €66 million mainly due to the €211 million increase in net interest income partially offset by a €61 million and €99 million decrease in net fees and commissions and Gains/losses on financial assets and liabilities (net), respectively. The increase in interest income / (charges) was mainly due to the lower cost of deposits in all units. The decrease in net fees and commissions was mainly due to the sale of 50% of the asset management companies and the addition of clients from Banesto to the Queremos ser tu Banco program. (See Item 4 of our 2013 Form 20-F in Part I, “Information on the Company—A. History and development of the company —Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations- Mergers by absorption of Banesto and Banco Banif”). This program allows for greater client linkage and offers special benefits such as zero commissions. Reduced revenues from wholesale activity caused a decline in gains / (losses) on financial assets and liabilities.

Operating expenses, which includes administrative expenses and depreciation and amortization decreased a 4% or €117 million mainly focused in Spain and Poland due to the synergies obtained and in Portugal.

Provisions and impairment losses, which include provisions (net), Impairment losses on financial assets (net), and impairment losses on other assets declined €340 million or 16% mainly due to the significant reduction in net new non-performing loans.

The NPL ratio in Continental Europe increased from 7.8% to 9.0%, while NPL coverage decreased from 63% to 58%. The NPL ratio increase was mainly due to a drop in Spain’s lending levels related to the deleveraging in the real estate sector and the decrease in the demand for credit.

Profit attributable to the Parent increased €405 million, due to greater net interest income, the effect of the synergies in operating expenses in Spain and Poland and reduced impairment losses on financial assets.

United Kingdom

	Six Months Ended June 30		Variations
	2014	2013	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,024	1,612	412	26%
Income from equity instruments	—	—	—	n.m.
Income from companies accounted for by the equity method	5	1	4	395%
Net fees and commissions	494	506	(12)	(2%)
Gains/losses on financial assets and liabilities (net) *	147	247	(100)	(40%)
Other operating income/(expenses) (net)	15	11	4	36%
TOTAL INCOME	2,685	2,377	308	13%
Administrative expenses	(1,280)	(1,131)	(149)	13%
Personnel expenses	(795)	(707)	(88)	12%
Other general expenses	(485)	(424)	(61)	14%
Depreciation and amortization	(249)	(194)	(55)	28%
Provisions (net)	25	(145)	170	n.m.
Impairment losses on financial assets (net)	(208)	(281)	73	(26%)
Impairment losses on other assets (net)	—	—	—	n.m.
Gains/(losses) on other assets (net)	—	—	—	n.m.
OPERATING PROFIT/(LOSS) BEFORE TAX	973	626	347	55%
Income tax	(198)	(125)	(73)	58%
PROFIT FROM CONTINUING OPERATIONS	775	501	274	55%
Profit/(loss) from discontinued operations (net)	—	(14)	14	(100%)
CONSOLIDATED PROFIT FOR THE YEAR	775	487	288	59%
Profit attributable to non-controlling interest	—	—	—	n.m.
Profit attributable to the Parent	775	487	288	59%

*	Includes exchange differences (net)

In the first half of 2014, United Kingdom contributed 21% of the profit attributed to the Group’s total operating areas. Results were obtained in an environment of improving economic growth. Santander UK’s strategy remained focused on three priorities: loyal and satisfied retail customers; “Bank of Choice” program to attract UK companies; and consistent profitability and a strong balance sheet.

Total income rose €308 million; greater interest income / (charges) (+€412 millions) more than offset the €100 million decrease in gains/losses on financial assets and liabilities. The net interest income improvement reflected the lower cost of retail liabilities and the increase in commercial lending to SMEs and large corporations, in line with the development of its Commercial Banking capability.

Operating expenses increased €204 million reflecting continued investment in the growth of small and medium entities and corporate businesses as we expanded into new financial centers across the UK and increased our technology and digital capabilities. The investment programs continued to support the transformation of the business.

Provisions and impairment losses decreased €243 million mainly due to the reduction in obligations amounting to €281 million, as a result of the agreement reached to limit pensionable salary. Loan-loss provisions fell €73 million due to improved credit quality. The NPL ratio stood at 1.9%, lower than the 2.0% registered at June 30, 2013. The stock of residential properties in possession remained very low at 0.05% of the total mortgage portfolio. The coverage ratio decreased to 41% from 42% a year earlier.

Profit attributable to the Parent increased €288 million due to improved net interest income and lower provisions, as a result of the previously mentioned agreement, which more than offset the increase in operating expenses relating to the development of the business.

Latin America

	Six Months Ended June 30		Variations
	2014	2013¹	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	6,842	7,923	(1,081)	(14%)
Income from equity instruments	52	31	21	68%
Income from companies accounted for by the equity method	129	100	29	29%
Net fees and commissions	2,148	2,517	(369)	(15%)
Gains/losses on financial assets and liabilities (net) *	241	550	(309)	(56%)
Other operating income/(expenses) (net)	(142)	(125)	(17)	14%
TOTAL INCOME	9,270	10,996	(1,726)	(16%)
Administrative expenses	(3,446)	(3,857)	411	(11%)
Personnel expenses	(1,924)	(2,172)	248	(11%)
Other general expenses	(1,522)	(1,685)	163	(10%)
Depreciation and amortization	(384)	(465)	81	(17%)
Provisions (net)	(362)	(483)	121	(25%)
Impairment losses on financial assets (net)	(2,544)	(3,539)	995	(28%)
Impairment losses on other assets (net)	17	(19)	36	n.a.
Gains/(losses) on other assets (net)	29	296	(267)	(90%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2,580	2,929	(349)	(12%)
Income tax	(654)	(637)	(17)	3%
PROFIT FROM CONTINUING OPERATIONS	1,926	2,292	(366)	(16%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,926	2,292	(366)	(16%)
Profit attributable to non-controlling interest	414	489	(75)	(15%)
Profit attributable to the Parent	1,512	1,803	(291)	(16%)

¹	Figures have been re-expressed to exclude Puerto Rico, which is now included under the United States segment.
*	Includes exchange differences (net)

In the first half of 2014, Latin America contributed 42% of the profit attributed to the Group’s total operating areas. The evolution of results in euros is negatively affected by average exchange rates.

Total income decreased by 16%, however, in constant currency and excluding the deconsolidation of the fund management companies (constant perimeter), its evolution was almost flat as the increase in net interest income and net fees and commissions, which were up in all countries, except Chile, was offset by reduced gains on financial assets and liabilities (trading gains). In constant currency and at constant perimeter, interest income / (charges) rose 2%, approximately, due to higher volumes, which offset the pressure of spreads and the change of mix to lower cost of credit products, but also with lower spreads, mainly in Brazil and Mexico.

Operating expenses decreased 11%, however, they rose 6% in constant currency and at constant perimeter. This increase was due to two factors: (i) investment in networks (some traditional and others focused on priority customer segments) and business projects, and (ii) inflationary pressures in salary agreements and services contracted.

Provisions and impairment losses affected by exchange rates, decreased by 28% largely due to Brazil and to a lesser extent Chile. In Brazil, loan-loss provision decreased 24%, continuing the downward trend of recent quarters. In Chile, loan-loss provision decreased to 7% due to the reduction in the irregular portfolio in consumer credit and corporate loans, and higher recoveries. The NPL ratio was 5.0% at June 30, 2014 while NPL coverage remained unchanged at 86%.

The €267 million decrease in gains / (losses) on other assets was mainly due to the sale of a stake in a Brazilian Group company in 2013, which was not repeated in 2014.

Profit attributable to the Parent decreased a 16% heavily affected by exchange rates as in constant currency and at constant perimeter the decline was 1%. While total income virtually remained unchanged, the increase in operating expenses relating to the development in business and inflation was offset by lower provisions and impairment losses, mainly in Brazil and Chile.

United States

	Six Months Ended June 30		Variations
	2014	2013¹	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,237	857	1,380	161%
Income from equity instruments	13	11	2	18%
Income from companies accounted for by the equity method	2	195	(193)	(99%)
Net fees and commissions	336	228	108	47%
Gains/losses on financial assets and liabilities (net) *	44	65	(21)	(32%)
Other operating income/(expenses) (net)	34	(35)	69	n.a.
TOTAL INCOME	2,666	1,321	1,345	102%
Administrative expenses	(844)	(611)	(233)	38%
Personnel expenses	(481)	(344)	(137)	40%
Other general expenses	(363)	(267)	(96)	36%
Depreciation and amortization	(105)	(79)	(26)	33%
Provisions (net)	(15)	(10)	(5)	50%
Impairment losses on financial assets (net)	(1,046)	(52)	(994)	1,912%
Impairment losses on other assets (net)	(6)	(10)	4	(40%)
Gains/(losses) on other assets (net)	15	1	14	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	665	560	105	19%
Income tax	(199)	(85)	(114)	134%
PROFIT FROM CONTINUING OPERATIONS	466	475	(9)	(2%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	466	475	(9)	(2%)
Profit attributable to non-controlling interest	110	—	110	n.a.
Profit attributable to the Parent	356	475	(119)	(25%)

¹	Figures have been re-expressed to exclude Puerto Rico, which was previously included under the Latin America segment.
*	Includes exchange differences (net)

In the first half of 2014, the United States contributed 10% of the profit attributed to Group’s total operating areas. The first half of 2014 reflects the global integration of SCUSA, which was previously accounted for by the equity method, after we took control of this company in December 2013. See “Item 6. Recent Events—Acquisitions, Dispositions, Reorganizations and Other Recent Events—Santander Consumer USA”.

Grupo Santander conducted its business in the United States in an environment of moderate growth in which the Federal Reserve kept interest rates at all-time lows.

Total income increased by €1,345 million or 102%. However, excluding the effect of the full consolidation of SCUSA (perimeter effect) and exchange rates, total income increased by 17%. This increase was due to higher net interest income (+15%), which reflected SCUSA’s higher lending volumes. SCUSA continued its auto finance expansion plan in several areas, such as organic growth based on agreements with brands and groups of dealers, strategic alliances with Chrysler, among others, and growth in the platform of direct loans via the Internet. More diversification measures were developed through agreements enabling consumer credit without guarantees to keep on growing.

Operating expenses increased by €259 million or 38%. Nonetheless, excluding the perimeter effect and exchange rates, operating expenses rose by 9%. This increase reflected the effort made in technology (ATMs, mobile banking and cards), and particularly in regulatory compliance.

Provisions and impairment losses increased by €995 million due to impairment losses on financial assets (+€994 million or +1,912%). However, deducting the perimeter effect and exchange rates, impairment losses on financial assets increased by 79% due to the greater initial requirement of provisions linked to the strong lending and the acquired portfolios in SCUSA. As of June 30, 2014, the NPL ratio was 2.9% and the coverage ratio was 165%.

Profit attributable to non-controlling interest registered in 2014 relates to SCUSA.

Profit attributable to the Parent, which is not affected by the perimeter effect, decreased by €119 million as the growth in total income relating to increased lending activity and the purchased loan portfolios has not yet fully fed through to profit because of the greater initial requirement of provisions.

Corporate Activities

	Six Months Ended June 30		Variations
	2014	2013	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(1,023)	(1,089)	66	(6%)
Income from equity instruments	15	8	7	88%
Income from companies accounted for by the equity method	(15)	(3)	(12)	400%
Net fees and commissions	(14)	(33)	19	(58%)
Gains/losses on financial assets and liabilities (net) *	550	590	(40)	(7%)
Other operating income/(expenses) (net)	26	57	(31)	(54%)
TOTAL INCOME	(461)	(470)	9	(2%)
Administrative expenses	(320)	(294)	(26)	9%
Personnel expenses	(128)	(125)	(3)	2%
Other general expenses	(192)	(169)	(23)	14%
Depreciation and amortization	(68)	(62)	(6)	10%
Provisions (net)	(1,047)	(447)	(600)	134%
Impairment losses on financial assets (net)	46	(152)	198	n.a.
Impairment losses on other assets (net)	(800)	(157)	(643)	410%
Gains/(losses) on other assets (net)	2,314	379	1,935	511%
OPERATING PROFIT/(LOSS) BEFORE TAX	(336)	(1,203)	867	(72%)
Income tax	(578)	126	(704)	n.a.
PROFIT FROM CONTINUING OPERATIONS	(914)	(1,077)	163	(15%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(914)	(1,077)	163	(15%)
Profit attributable to non-controlling interest	(65)	(9)	(56)	622%
Profit attributable to the Parent	(849)	(1,068)	219	(21%)

*	Includes exchange differences (net)

This area covers a series of centralized activities and acts as the Group’s holding. Therefore, it manages all equity (capital and reserves of all the units) and determines the allocation of it to each of the units.

Total income increased by €9 million as the reduction in loss from net interest income / (charges) was partially offset by lower gains on financial assets and liabilities and other operating income. The €66 million decrease in net interest (charges) was partly due to the lower cost of issuances as a result of lower recourse to the market (directly related to reduced funding needs from the gap between loans and deposits). The $40 million drop in gains / (losses) on financial assets and liabilities was mainly due to reduced trading gains. These gains include those derived from the centralized management of the interest rate and exchange rate risk of the parent Bank as well as that from equities.

Operating expenses increased by €33 million mainly due to higher costs relating to ongoing corporate transactions, which are recorded in this segment until their effective entry into force. Costs related to the implementation of various regulatory changes are also recorded here.

Provisions and impairment losses increased by €1,045 million, mainly due to provision for pre-retirements in Spain and restructuring costs and impairment losses on intangible assets.

Gains / (losses) on other assets of €2,314 million were mainly due to due to the stock market placement of SCUSA (€1.7 billion for which we recognized a net gain of €730 million) and the sale of Altamira for €664 million, giving rise to a net gain of €385 million. See note 2 to our consolidated financial statements for the six months ended as of June 30, 2014.

Income tax payments increased by €704 million due to the SCUSA transaction.

Losses attributable to the Parent decreased by €219 million primarily due to gain on sale on other assets, which were partly offset by greater provisions and impairment losses as well as increased income taxes.

Second level (business):

Retail Banking

	Six Months Ended June 30		Variations
	2014	2013[1]	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	13,925	12,921	1.004	8%
Income from equity instruments	83	48	35	72%
Income from companies accounted for by the equity method	16	235	(219)	(93%)
Net fees and commissions	3,744	3,981	(237)	(6%)
Gains/losses on financial assets and liabilities (net) *	187	701	(514)	(73%)
Other operating income/(expenses) (net)	(206)	(271)	65	(24%)
TOTAL INCOME	17,749	17,615	134	1%
Administrative expenses	(7,257)	(7,336)	79	(1%)
Personnel expenses	(4,185)	(4,268)	83	(2%)
Other general expenses	(3,072)	(3,068)	(4)	0%
Depreciation and amortization	(964)	(973)	9	(1%)
Provisions (net)	(433)	(718)	285	(40%)
Impairment losses on financial assets (net)	(4,886)	(5,263)	377	(7%)
Impairment losses on other assets (net)	(16)	(31)	15	(49%)
Gains/(losses) on other assets (net)	5	265	(260)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	4,198	3,559	639	18%
Income tax	(1,034)	(658)	(376)	57%
PROFIT FROM CONTINUING OPERATIONS	3,164	2,901	263	9%
Profit/(loss) from discontinued operations (net)	—	(14)	14	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3,164	2,887	277	10%
Profit attributable to non-controlling interest	472	422	50	12%
Profit attributable to the Parent	2,692	2,465	227	9%

¹	Figures have been re-expressed to exclude Private Banking which is now included in the Private Banking, Asset Management and Insurance segment.
*	Includes exchange differences (net)

The Group’s Retail Banking segment generated 75% of the profit attributed to Group’s total operating areas in the first half of 2014. The evolution of results in euros is affected by average exchange rates. It should also be borne in mind that SCUSA, which was previously accounted for by the equity method, fully consolidates from the moment we took control after its IPO in January 2014.

Total income increased by €134 million or 1%. However, excluding the perimeter effect and in constant currencies, total income increased by 3%. This increase was partly offset by the decrease in gains on financial assets and liabilities due to a decrease in trading gains.

Operating expenses decreased by €88 million or 1%. The depreciation of the Latin American currencies compensated the perimeter effect and the investment made to develop the network and businesses.

Provisions and impairment losses decreased by €677 million or 11%. This decrease was mainly driven by Brazil and Europe due to improved credit quality and as a result of the agreement reached to limit pensionable salary in the UK, partially offset by provisions linked to strong lending and acquired portfolios in SCUSA.

Profit attributable to the Parent increased by €227 million or 9%. In constant currency, total income increased by 19%. This growth was due to increased total income, mainly net interest income and, to a lesser extent, lower provisions.

Global Wholesale Banking

	Six Months Ended June 30		Variations
	2014	2013	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,235	1,245	(10)	(1%)
Income from equity instruments	154	148	6	4%
Income from companies accounted for by the equity method	—	—	—	n.a.
Net fees and commissions	712	670	42	6%
Gains/losses on financial assets and liabilities (net) *	520	526	(6)	(1%)
Other operating income/(expenses) (net)	12	10	2	20%
TOTAL INCOME	2,633	2,599	34	1%
Administrative expenses	(785)	(787)	2	(0%)
Personnel expenses	(498)	(502)	4	(1%)
Other general expenses	(287)	(285)	(2)	1%
Depreciation and amortization	(100)	(93)	(7)	8%
Provisions (net)	(22)	(11)	(11)	102%
Impairment losses on financial assets (net)	(308)	(317)	9	(3%)
Impairment losses on other assets (net)	(16)	(19)	3	(17%)
Gains/(losses) on other assets (net)	—	—	—	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,402	1,372	30	2%
Income tax	(383)	(385)	2	(0%)
PROFIT FROM CONTINUING OPERATIONS	1,019	987	32	3%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,019	987	32	3%
Profit attributable to non-controlling interest	117	122	(5)	(5%)
Profit attributable to the Parent	902	865	37	4%

*	Includes exchange differences (net)

The Global Wholesale Banking segment generated 25% of the operating areas’ total profit attributable to the Group in the first half of 2014. Santander Global Banking & Markets maintained in 2014 the key pillars of its business model, focused on the client, its global reach and its interconnection with local units, within active management of risk, capital and liquidity.

Total income increased by €34 million, absorbing the depreciation of the Latin American currencies, mainly due to the €42 million increase in net fees and commissions.

Operating expenses remained stable with a mere 1% increase.

Provisions and impairment losses remained virtually unchanged with a €1 million decrease.

Profit attributable to the Parent increased by €37 million mainly due to the increase in total income as expenses and provisions remained stable. These results are mainly derived from the strength and diversification of customer revenues, which accounted for 89% of total gross income.

Private Banking, Asset Management and Insurance

	Six Months Ended June 30		Variations
	2014	2013[1]	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	227	258	(31)	(12%)
Income from equity instruments	—	—	—	n.a.
Income from companies accounted for by the equity method	133	74	59	79%
Net fees and commissions	287	417	(130)	(31%)
Gains/losses on financial assets and liabilities (net) *	20	29	(9)	(30%)
Other operating income/(expenses) (net)	47	74	(27)	(36%)
TOTAL INCOME	714	852	(138)	(16%)
Administrative expenses	(259)	(325)	66	(20%)
Personnel expenses	(168)	(212)	44	(21%)
Other general expenses	(91)	(113)	22	(19%)
Depreciation and amortization	(26)	(36)	10	(28%)
Provisions (net)	(3)	(3)	—	n.a.
Impairment losses on financial assets (net)	(14)	(24)	10	(41%)
Impairment losses on other assets (net)	—	—	—	n.a.
Gains/(losses) on other assets (net)	—	2	(2)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	412	466	(54)	(12%)
Income tax	(86)	(119)	33	(29%)
PROFIT FROM CONTINUING OPERATIONS	326	347	(21)	(6%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	326	347	(21)	(6%)
Profit attributable to non-controlling interest	9	16	(7)	(45%)
Profit attributable to the Parent	317	331	(14)	(4%)

¹	Figures have been re-expressed to include Private Banking which was excluded from the Retail Banking segment.
*	Includes exchange differences (net)

In the first half of 2014, this segment generated 9% of the operating areas’ total attributable profit.

Total income decreased by €138 million as all of its components (except for Income from companies accounted for by the equity method) were negatively affected by the sale of 50% of the asset management entities in the fourth quarter of 2013, which are now accounted for by the equity method, and to the depreciation of the Latin American currencies.

The lower operating expenses (-€76 million) and provisions and impairment losses (-€10 million) did not prevent the decline in Profit attributable to the Parent (-€14 million). Excluding the mentioned sale of the fund management entities and the depreciation of Latin American currencies, profits increased by approximately 9%.

Private Banking generated an attributable profit of €140 million in the first half of 2014, 10% lower than in the same period of 2013 (-7.0% in local currencies). This was largely due to the 4% fall, excluding the exchange rate impact, in total income.

Asset Management posted an attributable profit of €51 million, a 13% decrease as compared to June 2013. However, deducting the sale of 50% of the fund management entities and in local currencies, attributable profit would have increased 33% as business volumes increased.

Insurance posted an attributable profit of €126 million in the first half of 2014, a 6% increase thanks to a second quarter result that was 10% higher than the first. In local currencies, attributable profit was 20% higher due to: (i) increased total income with growth in all Latin American countries except for Brazil, which remained unchanged due to lower lending, and the US, driven by fee income from the distribution of Santander Bank’s third party insurance, and (ii) flat costs.

Spain’s Run-Off Real Estate

	Six Months Ended June 30		Variations
	2014	2013	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2)	39	(41)	(105%)
Income from equity instruments	—	—	—	n.a.
Income from companies accounted for by the equity method	(26)	(38)	12	(33%)
Net fees and commissions	4	12	(8)	(68%)
Gains/losses on financial assets and liabilities (net) *	—	1	(1)	n.a.
Other operating income/(expenses) (net)	—	—	—	n.a.
TOTAL INCOME	(24)	14	(38)	(271%)
Administrative expenses	(100)	(85)	(15)	18%
Personnel expenses	(19)	(22)	3	(13%)
Other general expenses	(81)	(63)	(18)	29%
Depreciation and amortization	(6)	(4)	(2)	46%
Provisions (net)	—	—	—	n.a.
Impairment losses on financial assets (net)	(206)	(258)	52	(20%)
Impairment losses on other assets (net)	—	—	—	n.a.
Gains/(losses) on other assets (net)	(102)	(148)	46	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	(438)	(481)	43	(9%)
Income tax	131	144	(13)	(9%)
PROFIT FROM CONTINUING OPERATIONS	(307)	(337)	30	(9%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(307)	(337)	30	(9%)
Profit attributable to non-controlling interest	—	—	—	n.a.
Profit attributable to the Parent	(307)	(337)	30	(9%)

*	Includes exchange differences (net)

This segment focuses on managing potentially problematic real estate clients in Spain and managing property and land, including the sale of existing foreclosed properties and, in certain cases, real estate development and subsequent marketing and sale. It also includes equity stakes in real estate companies such as Metrovacesa and SAREB.

Impairment losses on financial assets continues its downwards trend and experienced a reduction of €52 million in the first half of 2014 directly related to the decrease in net customer lending which amounted to €4,876 million at June 30, 2014 (down by €1,631 million) as compared to June 30, 2013.

Losses on other assets (net) decreased by €46 million mainly due a drop in losses from sale of foreclosed assets.

Losses attributable to the Parent decreased €30 million, mainly due to a reduction of impairment losses and of losses from the sale of foreclosed assets.

Financial Condition

Assets and Liabilities

Our total assets were €1,188,043 million at June 30, 2014, a 6% or €72,405 million increase from total assets of €1,115,638 million at December 31, 2013. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were €734,363 million as of June 30, 2014, a 6% or €40,604 million increase from €693,759 million as of December 31, 2013. Lending to the Spanish public sector increased 21%, lending to other resident sectors increased a 1% while lending to the non-resident sector increased a 7%.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase stood at €617,761 million, a 2% or €9,924 million increase as compared to €607,837 million at December 31, 2013. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased 23% from €125,169 million at December 31, 2013, to €154,195 million at June 30, 2014 due to the mutual fund growth strategy.

The Group issued in the first half of 2014 €17,118 million of medium- and long-term issues, of which €14,275 million was senior debt and €2,843 million was covered bonds. Maturities of medium- and long-term debt amounted to €18,653 million in the first half of 2014, of which €10,860 million was senior debt and €7,764 million covered bonds.

As regards securitizations, the Group’s subsidiaries placed a total of €8,460 million in the first half of 2014 as compared to €4,428 in the first half of 2013.

The evolution of loans, deposits and retail commercial paper increased the loan-to-deposit ratio to 114% at June 30, 2014 (107% in June 2013 and 109% in December 2013).

Total goodwill was €26,663 million, €3,382 million more than at the end of 2013, due to the consolidation of Santander Consumer USA.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2014 was €75,178 million, an increase of €4,590 million or 6.5% from €70,588 million at December 31, 2013. The increase in reserves and lower negative valuation adjustments during the first half of 2014 were the main drivers of this variation.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity under BIS III was €67,462 million at June 30, 2014, representing a €21,382 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS III), at June 30, 2014 the BIS III Total own funds capital ratio was 12.1%, Tier I capital ratio was 10.9% and Common Equity Tier 1 capital ratio was 10.9%.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk —Procedures for Measuring and Managing Market Risk”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2014, we had outstanding €191.5 billion of senior debt, of which €78.8 billion were mortgage bonds and €17.8 billion were promissory notes. Additionally, we had €19.0 billion in outstanding subordinated debt (which includes €6.4 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances for the first six months of 2014 and 2013 of our principal sources of funds:

	As of June 30,
	2014	2013
	(in millions of euros)
Due to credit entities	124,629	135,276
Customer deposits	615,690	638,237
Marketable debt securities	185,654	197,084
Subordinated debt	17,378	17,371

Total	943,351	987,968

The average maturity of our outstanding debt as of June 30, 2014 was the following:

• Senior debt	4.1 years
• Mortgage debt	14.9 years
• Dated subordinated debt	7.0 years

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook
Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Negative

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €579.7 billion at June 30, 2014. Loans and advances to customers (gross) totaled €734.4 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, Grupo Santander, are a European, Latin American and North American financial group. Although we are currently not aware of any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2014 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures. See “Item 6 — Recent Events — Acquisitions, Dispositions, Reorganizations and Other Recent Events” for a description of our material commitments in connection with anticipated acquisitions.

C. Research and development, patents and licenses, etc.

During 2013 and the first half of 2014, we spent €1,229 million and €236 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

During the international economic and financial crisis of recent years, we maintained a high degree of recurrence in revenues and did not suffer any quarterly loss between 2007 and the second quarter of 2014. The elements of our business that explain our solid performance and have enabled us to keep on growing in a stable and sustainable way are:

•	Geographic diversification. We operate in 10 main countries, with a balance between mature and emerging markets contributing 51% and 49%, respectively, of our profits in the first half of 2014. This geographic diversification has reduced the volatility of our earnings and enables us to capitalize on our experience and best practices on a global scale.

•	Focus on retail banking. Approximately 84% of our gross income in the first half of 2014 was derived from retail banking, which is a key factor for revenue stability.

•	Subsidiaries model. The Group is composed of subsidiaries that are autonomous in capital and liquidity. This has clear strategic and regulatory advantages, as it reduces the risk of contagion between our units, imposes a double layer of global and local supervision and facilitates crisis management and resolution. Our goal is to publicly list a minority portion of our main subsidiaries when market circumstances make it advisable.

•	Prudence in risks. The board gives particular importance to risk management and sets risk appetite at a medium-low level every year. We have a solid balance sheet, thanks to the retail nature of our business, and we maintain a limited exposure to sovereign risk, which is mainly used for interest rate hedging.

•	Comfortable liquidity position. The strength of our commercial franchise enables us to finance most of our lending with deposits, and we access wholesale funding via many markets and instruments as needed.

•	Solid solvency position. We generate capital organically and through active management of our business portfolio; total capital ratio was 12.1% at June 30, 2014 well above the minimum requirement of 8%.

•	Corporate governance. The board’s composition maintains balance between non-executive (71%) and executive directors (29%) and seeks to comply with the best international practices in this sphere. We have also implemented corporate policies across our banks and global units for the supervision and control of the whole Group in certain risk-critical areas.

Our strategic position is better now than it was at the start of the international financial crisis, both in terms of geographic diversification and balance sheet strength. During this period, we:

•	Boosted our presence in the U.K. and entered the retail banking business in Poland, Germany and the U.S., enhancing our international diversification.

•	Set aside provisions totaling €65 billion.

•	Captured €191 billion of deposits and reduced our liquidity gap by €149 billion. The loan-to-deposit ratio was 114% for the Group at June 30, 2014.

Banco Santander is the only bank in the world whose debt is rated above that of its home country’s sovereign debt by the three main agencies (S&P, Moody’s and Fitch) and we achieved all of the above without the need for state aid in any of the countries where the Group operates.

International Banking Environment and Outlook

The forward-looking statements included below and in the following section are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See Forward-Looking Statements on page 4 of this Report and the Risk Factors section on pages 14-34 of our 2013 Form 20-F.

Independent economic forecasts for 2014 and 2015 point to an upswing in the international economic cycle, particularly in the markets that were hardest hit by the crisis.

However, the economic recovery is unlikely to be sufficient for the banking sector to return to pre-2008 levels of profitability. Many of the regulations introduced as a result of the international financial crisis are having and will continue to have a structural impact on banks’ profitability. This is particularly the case with the higher capital requirements, new short- and long-term liquidity and leverage ratios, higher cost of deposits as a result of the new bank resolution mechanisms and the cost of compliance with these and other new regulations. As of June 30, 2014, we were in compliance with all of the new regulatory requirements and we successfully passed the various stress tests conducted on European and Spanish banks and are prepared for the balance sheet analysis that the ECB will carry out prior to setting up the Single Supervisory Mechanism.

After focusing on strengthening our balance sheet, liquidity and strategic positioning during the period from 2007 to 2013, management is now concentrating on increasing profits, while bearing in mind trends that will define the sector’s future, such as:

•	The expansion of the middle classes in emerging markets, while the affluent segment gains importance globally;

•	The recovery in companies’ productivity and profitability in a context of globalization that offers growing investment opportunities; and

•	An increasingly demanding consumer with greater access to new technologies.

Future vision

We are closely involved in building a more stable, solid and efficient financial sector, focused on financing sustainable economic growth. Our business model, based on lasting and profitable relations with customers, increasing their linkage with the Bank and maintaining prudence in risks and discipline in the financial and capital sphere, has been vindicated by the crisis and is well regarded by rating agencies.

We are in a unique position as we enter what we expect will be a new cycle of growth in the global economy. We have a potential market of 600 million people in our 10 core markets. Our challenge is to generate greater value by focusing on our customers and attracting those who are not yet clients. Meanwhile, we will continue to help social development in the countries where we do business via Santander Universities, a program that has enabled us to create a unique alliance with more than 1,000 universities.

In the next three years, we will seek to regain our pre-crisis profit levels, which would enable us to maintain an adequate remuneration for shareholders, while at the same time comfortably meeting the new regulations for capital and liquidity.

E. Off-balance sheet arrangements

As of June 30, 2014 and December 31, 2013, we had the following outstanding contingent liabilities and commitments:

	June 30, 2014	December 31, 2013
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	17,250	13,479
Irrevocable documentary credits	1,886	2,430
Other guarantees	24,812	24,690
Other contingent liabilities	747	450

Total contingent liabilities	44,695	41,049

Commitments:
Balances drawable by third parties	170,197	154,314
Other commitments	29,402	18,483

Total commitments	199,599	172,797

Total contingent liabilities and commitments	244,294	213,846

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
	(in millions of euros)
Mutual funds	119,739	93,304
Pension funds	11,258	10,879
Managed Portfolio	23,198	20,987

Total other managed funds*	154,195	125,170

*	Since December 2013, we hold a 50% ownership interest in Santander Asset Management (“SAM”) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM and are fully marketed through our retail network.

Relationship with unconsolidated entities

We have holdings in entities over which we are in a position to exercise significant influence or joint control, but that we do not control. According to IFRS-IASB, these investments in associated and jointly controlled entities are accounted for using the equity method.

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.

Also, in our securitization activity we use structured entities (fondos de titulización) that are consolidated in the Group’s financial statements. According to the IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these structured entities. We do, however, provide in the ordinary course of business certain loans to some of these structures entities, which are provisioned in accordance with the risks involved.

We do not have significant transactions with un-consolidated entities other than the aforementioned ones.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2014:

Contractual obligations (in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total
Deposits from credit institutions	66,218	21,953	9,615	6,326	104,111
Customer deposits	494,734	64,113	9,702	11,859	580,408
Marketable debt securities	58,008	59,080	22,625	47,918	187,631
Subordinated debt	1,187	2,912	3,213	11,731	19,043
Liabilities under insurance contracts (1)	—	—	—	1,602	1,602
Operating lease obligations	313	588	347	2,002	3,250
Capital lease obligations	35	49	32	92	209
Purchase obligations	4	3	2	1	10
Other long-term liabilities (2)	1,819	3,462	3,275	7,296	15,851
Contractual interest payments (3)	8,103	8,749	5,968	29,291	52,110

Total	630,420	160,907	54,780	118,118	964,225

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2013 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 60% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 39% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces relatively lower related losses.

In Spain, at June 30, 2014, residential mortgages represent around 30% of the gross customer lending. This portfolio is concentrated in financing first homes, in the lowest tranches of loan to value (73% of total residential mortgages had a LTV of less than 80%), with an average loan to value ratio of 55% and an affordability rate near 26% under management criteria described below.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested transaction + monthly payments for other loans)/(Net monthly salary + other monthly justified income).

This ratio indicates the percentage of a customer’s income that is currently available to repay debt obligations. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and has a relevant role in the admission or in prescriptive analyses (decision trees/ rules/ decision models).

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (49% as of June 30, 2014). Certain portfolios with high risk profiles (interest only and buy to let, among others) are subject to strict lending policies to mitigate risks and their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of real estate exposure in Spain which at June of 2014 stood at €9,818 million in net terms (around 3% of loans in Spain and less than 1% of the Group’s loans).

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business.

The Group’s risk policy focuses on maintaining a medium-low and predictable profile for its risks. The main risk management principles are: independence of the risk function from business, involvement of senior management, decision-making through committees and both corporate and local control for all risks managed in accordance with limits on risk appetite and risk policies.

Regarding the portfolio monitoring, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams (in addition to the tasks performed by the internal audit division).

It is important to highlight that balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2013, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each of the three years ending December 31, 2013.

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—D. Exposures related to complex structured assets”.

Item 4

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12865/2013 established a program of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the Law from paying late-payment interest and withdrawing the legal actions brought. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognized in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take an international double taxation tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule within the next few months on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance (PPI)) to its customers. At June 30, 2014, the provision in this connection totaled GBP 169 million (December 31, 2013: GBP 165 million). The number of claims received remained in line with that of the last quarter of 2013, when there was an exceptional fall. In addition, the volume of rejected claims continued to be high. Also, the monthly cost of compensation fell to GBP 10 million in the first quarter of 2014 from a monthly average of GBP 11 million in the last quarter of 2013 and of GBP 18 million over 2013.

Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51 million as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a judgment by the Supreme Court on July 17, 2013, against which the appellant filed a motion for annulment which was dismissed by the Court. The Bank has not recognized a provision in this connection.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. Accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on June 21, 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the Bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the Bank. This decision was appealed by the Bank and the association. Only the appeal lodged by the Bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at 5 years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•

Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim and ordered the Bank to pay the amount claimed plus interest, but did not make a specific pronouncement on costs. Both the plaintiff and the defendant filed appeals to a superior court. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank, revoking the ruling handed down by the court, and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A. The Madrid Provincial Appellate Court handed down an ancillary order to the judgment, also dismissing the subsidiary action brought against the Bank. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognized any provisions in connection with these proceedings.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, news stories were published stating that regulators were debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro do Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013. Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014 the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. The Group considers that the risk of loss arising as a result of these proceedings is remote and, accordingly, it has not recognized any provisions in connection with them.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2014, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

Item 5

Quantitative Analysis About Market Risk

A. Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those transactions where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

•	The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain transactions the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products.

(b)	Structural risks. Market risks inherent in the balance sheet excluding the trading portfolio. They are:

•	Structural interest rate risk. This arises from mismatches in the maturities and reprising of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The global wholesale banking division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent Bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analyzed with different metrics in order to show their risk profile in the most precise way.

B. Management framework

1. Organizational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

•	To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

•	Control and manage the consolidation, reporting and centralized admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

•	Measurement, analysis and control of market and liquidity risks.

•	Calculation, analysis, explanation and conciliation of results.

•	Defining, capturing, validating and distributing market data.

•	Admission of limits, products and underlying assets.

•	Consolidation of information.

In turn, market risks management is guided by the following basic principles:

•	Involvement of senior management.

•	Independence of the risk function from business.

•	Clear definition of powers.

•	Risk measurement.

•	Limiting risks.

•	Analysis and control of risk positions.

•	Establishing risk policies and procedures.

•	Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyze and control the market risk incurred by all units of the perimeter.

Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organization and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyze and control market risk within the sphere of responsibility.

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out below.

The collegiate body of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralized level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum body responsible for the risks function in Grupo Santander.

2. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

a) Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination transactions.

Limits on structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Limits on structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both at each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows to identify the impact that changes in financial variables have had on portfolios.

b) Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

•	Global limits of global control: The risk committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the Global Market Risk Committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

•	Global limits of local control: On the basis of the local features of products, and of the internal organization of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions, equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

c) Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the risk committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

C. Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

1.1. Value At Risk (VaR)

The standard methodology that Grupo Santander applied to trading activities was Value at Risk (VaR). As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. For example in 2012 there were three exceptions and in 2013 there were two exceptions (see more details in section Quantitative analysis: 1.4. Test and calibration measures).

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, the reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back-testing exceptions.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

1.2. Scenario Analysis and Calibration Measures

The VaR is not the only measurement. It is used because of its ease of calculation and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same suppositions by risk factor is calculated and analyzed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

In order to calibrate our VaR model, we use back testing processes. Back testing (BT) is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular BT processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: “clean P&L” (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our BT comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

1.3. Analysis of positions, sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenizing information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

1.4. Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

Regarding the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying one million simulations.

1.5. Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

•	The maximum between the percentile uniformly weighted and the one exponentially weighted applied when calculating the VaR is not applied to obtain the stressed VaR. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover, the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric. 1 With regard to the near future, the Basel Committee recommends replacing VaR with the expected shortfall as the reference metric for calculating the regulatory capital of the trading portfolios. 2The committee believes that the confidence level of 97.5% is a risk level similar to that which VaR captures with a confidence level of 99%.

1.6. CVA and DVA

We incorporate credit valuation adjustment (CVA) and debt valuation adjustment (DVA) in the calculation of the results of trading portfolios. The credit valuation adjustment (CVA) is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty would be equal to the sum of the CVA for all maturities. It is calculated on the basis of the following inputs:

•	Expected exposure: including, for each transaction the current market value (MtM) as well as the potential future risk (add-on) to each maturity. Mitigants such as collateral and netting contracts are taken into account, as well as a factor of temporary decay for those derivatives with intermediate payments.

•	Severity: the percentage of final loss assumed in case of credit/non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded via CDS, etc.) probabilities are employed on the basis of rating (preferably internal ones).

•	Discount factors curve.

The debt valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in the OTC derivatives.

2. Structural market risks

2.1 Structural interest rate risk

We analyze the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by us to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

[1]	The sub-additive metric is one of the desirable properties which, according to French literature, should present a coherent risk metric. This property establishes that f (a+b) be lower or equal to f(a)+f(b). Intuitively, it supposes that the more instruments or risk factors there are, the less risky a portfolio due to the benefits of diversification. VaR does not meet this property for certain distributions, while the ES always does.
[2]	Fundamental review of the trading book: a revised market risk framework (consultative documents of the Basel Committee on banking supervision, October 2013).

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of reprising/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelized and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilizing as time passes;

•	Seasonality: the amortizations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment.

b)	Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

2.2 Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3 Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D. Quantitative analysis

1. Trading activity3

1.1. Value at Risk (VaR) analysis

Our risk performance with regard to trading activity in financial markets during the first half of 2014, measured by daily 99% Value at Risk “VaR” 4, is shown in the following graph.

EVOLUTION OF VaR FIRST HALF 2014. Million euros. VaR at 99%, with a time frame of one day

[3]	Trading activity in financial markets
[4]	The definition and methodology for calculating VaR is in Section C, 1.1.

As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €13.0 and €23.8 million. The semiannual average risk was €18.3 million in terms of daily 99% VaR.

The VaR movements during the first half of 2014 were primarily due to fluctuations of exchange rate exposures in Brazil and credit spreads exposures in Spain. The VaR reached its highest level, €23.8 million, on June 11, mainly explained by the increase of risk in exchange rates in Brazil.

The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2014. It shows that for around 98% of the period under review the risk levels fluctuated between €14 and €21.5 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The minimum, maximum, average and final risk values in 99% VaR terms during the first half of 2014 were as follows:

VaR STATISTICS BY RISK FACTOR5,6

Million euros. VaR at 99%, with a time frame of one day

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	13.0	18.3	23.8	20.9

	Diversification effect	(9.2)	(14.8)	(23.5)	(18.2)

	Interest Rate VaR	9.0	14.5	22.2	18.9
	Equity VaR	1.4	2.9	5.8	2.2
	FX VaR	1.3	4.0	8.4	4.5
	Credit Spread VaR	7.1	11.4	15.9	13.3
	Commodities VaR	0.2	0.3	0.5	0.2

LATIN AMERICA	Total VaR	6.6	12.7	26.7	20.9

	Diversification effect	0.4	(3.2)	(8.7)	(3.6)

	Interest Rate VaR	5.2	12.2	23.6	20.8
	Equity VaR	0.8	2.0	4.1	1.2
	FX VaR	0.7	1.7	7.7	2.5

USA & ASIA	Total VaR	0.4	0.7	1.6	0.7

	Diversification effect	(0.1)	(0.3)	(0.8)	(0.4)

	Interest Rate VaR	0.3	0.6	1.6	0.6
	Equity VaR	0.0	0.1	0.2	0.1
	FX VaR	0.1	0.3	0.6	0.5

EUROPE	Total VaR	8.7	13.8	18.0	15.7

	Diversification effect	(5.4)	(10.9)	(15.1)	(11.6)

	Interest Rate VaR	7.5	9.8	12.4	9.1
	Equity VaR	1.1	1.8	3.5	1.8
	FX VaR	1.2	3.3	6.4	4.3
	Credit Spread VaR	5.1	9.5	14.1	11.9
	Commodities VaR	0.2	0.3	0.5	0.2

GLOBAL ACTIVITIES	Total VaR	1.6	2.2	3.5	1.8

	Diversification effect	(0.4)	(0.7)	(1.1)	(0.4)

	Interest Rate VaR	0.4	0.7	1.1	0.4
	Credit Spread VaR	1.6	2.2	3.5	1.8
	FX VaR	0.0	0.0	0.1	0.0
EUR million

The average VaR in the first half of 2014, €18.3 million, was somewhat lower than the average VaR in the first half of 2013, €20 million, mainly due to a risk decrease on equity (€2.9 million vs. €7.6 million) and exchange-rate (€4.0 million vs. €6.1 million).

[5]	The VaR of global activities includes operations that are not assigned to any particular country.
[6]	In Latin America, the U.S. and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

VaR BY RISK FACTOR. VaR at 99% with a time frame of one day

1.2. Distribution of risks and results

•	Geographic distribution

Latin America contributed 45% of the Group’s total VaR in trading activity and 39% of the Group’s economic results. Europe, with 53% of global risk, contributed 54% of results. USA and Asia contributed 3% of results and 0.1% of global risk. Finally, Global Activities contributed 4% of total results and 1.3% of total VaR.

BINOMIAL VaR-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following chart shows that the risk assumption profile, in terms of 99% VaR, was relatively constant during the first the half of 2014. Monthly P&L has been also relatively stable, with the exception of June.

DISTRIBUTION OF RISK BY TIME AND RESULTS IN FIRST HALF 2014: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following histogram of frequencies shows the distribution of daily MtM results on the basis of their size in the first half of 2014. The daily yield was between €—5 million and €+10 million on 109 days (85% of the market business days).

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday transactions (million euros). Number of days (%) in each range

1.3. Risk management of structured derivatives

Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and interest rate instruments.

The units where this activity mainly takes place are: Santander Madrid, London, Brazil and Mexico.

Risk of structured derivatives (in terms of VaR 99%) moved in a range between €1.7 and €7.5 million.

We continued to have a very limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. At the end June 2013, we had:

•	CDOs/CLOs: the position in illiquid CDOs / CLOs continues to be not relevant at €174 million, 10% less than at the end of 2013.

•	Hedge funds: the total gross exposure is not significant (€320 million at the end of June 2014) and most of it is via the financing of these funds (€127 million) or via counterparty risk in derivatives transactions (€159 million). The rest (€34 million) is direct participation in portfolio. This exposure has low levels of loan-to-value, of 27% (€1,197 million of collateral at the end of June 2014). The risk with this type of counterparty is analyzed case by case, establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Conduits: No exposure.

•	Monolines: Santander’s exposure to bond insurance companies was €145 million at the end of June 2014, mainly indirect exposure, and €8 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap).

Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division verifies:

•	the existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and

•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.

1.4. Test and calibration measures

During the first half of 2014, we continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is back-testing, analyzed at the local and global levels by the market risk control units. The methodology of back-testing is implemented in the same way for all the Group’s portfolios and sub-portfolios.

1.5. Scenario Analysis

Various stress scenarios were calculated and analyzed regularly in 2014 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

Regarding the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking for each risk factor the movements which represent the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For the global portfolio as of the end of June, the worst case scenario implied interest rate increases in Latin American markets and decreases in core markets (“flight to quality”), declines in stock markets, depreciation of the U.S. dollar against all other currencies and greater volatility and credit spreads. The table below shows the results of this scenario at the end of June 2014.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialized, €201.5 million, a loss that would be concentrated in Latin America (interest rates, equity and exchange rate, in this order) and Europe (credit spread and interest rates).

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	-120.3	-18.8	-16.2	-46.1	-0.1	-201.5

Europe	-11.5	-9.0	-5.5	-39.6	-0.1	-65.8
Latin America	-104.8	-9.8	-9.1	0	0.0	-123.7
United States	-2.7	-0.1	-1.5	0	0.0	-4.3
Global Activities	-1.2	0.0	-0.1	-6.5	0.0	-7.8

The increase during the first half of 2014 is mainly due to interest rates in Latin America (from -€30.4 million in December 2013 to -€104.8 million in June 2014) driven by Brazil, which increased from -€36.3 million as of December 31, 2013 to -€79.4 million as of June 30, 2014.

Other global stress test scenarios (similar for all the Group’s units) , some of which are described below, are also monitored:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis. Historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

2. Non-Trading Activity7

2.1. Structural interest rate

Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

At the end of June 2014, the sensitivity of the NIM at one year to parallel movements of ±100 basis points was concentrated in the U.S. dollar interest rate curve, the sterling and euro, with the U.S. subsidiary, Santander UK and the parent Bank the units that contributed the most ($93 million, £21 million and €17 million, respectively). The sensitivity of the margin to the rest of convertible currencies is not significant.

NIM SENSITIVITY BY COUNTRIES TO +100 BASIS POINTS

% of the total

At the same date, the main sensitivity of equity to parallel movements in the yield curve of ±100 basis points was in the euro interest rate curve (€1,350 million). Regarding the dollar and sterling curves, the amounts were $302 million and £231 million, respectively.

Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

[7]	Includes the entire balance sheet except for the trading portfolios.

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

EVOLUTION OF THE LATIN AMERICA STRUCTURAL INTEREST RISK PROFILE

Sensitivity of NIM and MVE to 100 basis points (million euros)

For Latin America as a whole, the consumption of risk as of June 2014, measured to 100 basis points of the financial margin8, was €92 million (€103 million at December 2013). It can be seen from the chart below that 95% of the risk was concentrated in three countries: Brazil, Mexico and Chile.

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

Others: Argentina, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay

At the end of June 2014, the region’s risk consumption, measured by the market value of equity sensitivity to 100 basis points, was €724 million (€718 million at the end of 2013). 91% of the asset value risk was concentrated in the same three countries: Brazil, Mexico and Chile.

[8]	Betas are used to aggregate the sensitivities of different curves.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

2.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group transactions in currencies, mainly related to permanent financial investments, and the results and hedging of these investments. This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At June 2014, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in Brazilian reais, followed by sterling, U.S. dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange rate derivatives.

2.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of June 2014, the VaR at 99% with a one day time frame was €232.0 million (€235.3 million at the end of 2013).

2.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

Balance sheet VaR at 99% level of confidence with a time frame of one day.

Figures in millions of EUR

		June 30, 2014
	December 31, 2013	Low	Average	High	Period End
TOTAL	736.6	681.4	741.0	840.6	698.5

Trading	13.1	13.0	18.3	23.8	20.9
Non-Trading	733.9	387.6	727.8	814.2	709.1
Diversification Effect	-10.3	280.8	-5.0	2.6	-31.5

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk

Figures in millions of EUR

		June 30, 2014
	December 31, 2013	Low	Average	High	Period End
Interest Rate Risk
Trading	8.5	9.0	14.5	22.2	18.9
Non-Trading	681.0	548.7	621.7	698.0	607.2
Diversification Effect	-8.5	-8.9	-14.3	-21.8	-18.6

TOTAL	681.0	548.8	621.9	698.4	607.5

Foreign Exchange Rate Risk

Figures in millions of EUR

		June 30, 2014
	December 31, 2013	Low	Average	High	Period End
Exchange Rate Risk
Trading	4.7	1.3	4.0	8.4	4.5
Non-Trading	197.8	260.0	277.1	326.1	265.7
Diversification Effect	-4.6	-1.3	-3.9	-8.3	-4.4

TOTAL	197.9	260.0	277.2	326.2	265.8

Equity Price Risk

Figures in millions of EUR

		June 30, 2014
	December 31, 2013	Low	Average	High	Period End
Equity Price Risk
Trading	4.7	1.4	2.9	5.8	2.2
Non-Trading	235.3	206.2	242.6	275.8	232.0
Diversification Effect	-4.6	-1.4	-2.9	-5.8	-2.2

TOTAL	235.3	206.2	242.6	275.9	232.0

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		June 30, 2014
	December 31, 2013	Low	Average	High	Period End
Trading
Interest Rate	8.5	9.0	14.5	22.2	18.9
Exchange Rate	4.7	1.3	4.0	8.4	4.5
Equity	4.7	1.4	2.9	5.8	2.2
Credit Spread	7.2	7.1	11.4	15.9	13.3
Commodities	0.3	0.2	0.3	0.5	0.2

TOTAL	13.1	13.0	18.3	23.8	20.9
Non-Trading Interest Rate
Interest Rate	681.0	548.7	621.7	698.0	607.2

Exchange Rate
Non-Trading Foreign Exchange
Exchange Rate	197.8	260.0	277.1	326.1	265.7

Non-Trading Equity
Equity	235.3	206.2	242.6	275.8	232.0

TOTAL	736.6	681.4	741.0	840.6	698.5

Interest Rate	681.0	548.8	621.9	698.4	607.5
Exchange Rate	197.9	260.0	277.2	326.2	265.8
Equity	235.3	206.2	242.6	275.9	232.0

E. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

During the first half of 2014, commercial branches have continued taking deposits in most of the geographic areas, following the selective financing strategy of the Group considering their costs. Lending trends are starting to change and show a weak growth in loans in developed markets, and still a higher demand in emerging markets.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2014 €19,810 million of medium- and long-term issues, of which €14,275 million was senior debt, €2,843 million was covered bonds and €2,692 was additional tier 1 instruments. Maturities of medium- and long-term debt amounted to €18,653 million in the first half of 2014, of which €10,860 million was senior debt, €7,764 million was covered bonds and €29 million was preference shares.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2014 were:

•	Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•	As of June 30, 2014, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 74% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, mortgage backed securities, subordinated debts and preferred shares) with a moderately conservative maturity (4.0 years as of June 30, 2014). All of this results in moderate needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €17.4 billion and €2.4 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2014.

At June 30, 2014, the Group’s structural liquidity surplus stood at €151 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€119 billion), equities (€11 billion) and net deposits at interbank markets, other credit institutions and central banks (€43 billion), partially offset by the short term funding balance (€21 billion).

•	High capacity to obtain liquidity on the balance sheet. As of June 30, 2014, we had a liquidity reserve of over €211 billion. This reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

•	Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.

•	Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity. An exception to this “rule” is Santander Consumer Finance (SCF) whose commercial activity is more liquidity demanding and traditionally relied on the parent Bank support. Nevertheless, this financial dependency has been reducing progressively during last years. The direct access by SCF to wholesale markets, mainly through securitizations and structured funding and the increase of its customer deposits is pulling SCF along the self-sufficiency path, according to Santander model.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.

In practice, the Group’s liquidity management consists of the following:

•	A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and

•	Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans. These plans allow the Group to define the liquidity measures that should be adopted in order to face those scenarios.

F. Internal model

Grupo Santander had, at the end of the first half of 2014, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using as main metric the VaR , the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements and, specifically in the European directive CRD-IV (transposition of the Basel III agreements).

We closely cooperate with the Bank of Spain in order to increase the entities that can enter into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

G. Capital Management

Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity under BIS III was €67,462 million at June 30, 2014, representing a €21,382 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS III), at June 30, 2014 the BIS III Total own funds capital ratio was 12.1%, Tier I capital ratio was 10.9% and Common Equity Tier 1 capital ratio was 10.9%.

Item 6

Recent Events

Interim dividends

Scrip dividend

At its meeting of July 11, 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the first interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend of €0.152 per share, in shares or cash.

The trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program is carried out ended on July 29, 2014.

The holders of 87.37% of the free allotment rights chose to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase was 210,010,506, corresponding to 1.78% of the share capital, and the amount of the capital increase was €105,005,253. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounted to €1,564,158,248.69.

The shareholders holding the remaining 12.63% of the free allotment rights accepted Banco Santander’s irrevocable undertaking to acquire free allotment rights. Consequently, Banco Santander acquired 1,487,565,786 rights for a total gross consideration of €226,109,999.47. Banco Santander has waived the free allotment rights so acquired.

Directors and Senior Management

On July 8, 2014 we announced the following organizational changes and appointments:

(i) Juan Andrés Yanes was appointed responsible of the Global hub for markets (Global Wholesale Banking division), including flow business with global institutional clients, global books in convertible currencies and global activities which do not operate independently.

(ii) Jorge Maortua, previously head of Global Markets, will undertake new projects within the Group, reporting directly to the CEO.

On July 24, 2014, Vittorio Corbo Lioi presented his resignation and retired from the board of the Bank.

On September 10, 2014, we announced the death of Emilio Botín, chairman of the board of directors and of the executive committee.

On September 10, 2014, we also announced that the board of directors of Banco Santander unanimously agreed to appoint Ana Botín as its chair. The appointment was made at the proposal of the appointments and remuneration committee.

On September 22, 2014, Banco Santander’s executive committee, following a positive report of the appointments and remuneration committee, agreed the following appointments:

(i) Javier Maldonado as senior executive vice-president of Banco Santander and head of coordination and control of regulatory projects, in the risk division.

(ii) Víctor Matarranz as senior executive vice-president of Banco Santander and head of the executive chairman’s office.

Changes to the Bylaws and creation of a new board committee

On June 5, 2014, after obtaining the Bank of Spain’s authorization, the changes to the Bank’s Bylaws, which had been approved by the ordinary general meeting of shareholders on March 28, 2014 (95.5% of votes in favor), were inscribed in the Mercantile Registry of Cantabria.

These changes bring the Bylaws in line with the recent legislative changes in corporate governance, mainly related to the CRD IV directive and applicable in the European Union as of January 1, 2014.

This directive requires credit institutions to constitute a risk committee that advises the board on the global propensity to risk, current and future, of the entity and its strategy in this sphere and which assists it in overseeing the implementation of the strategy by senior management, preserving the board’s global risks oversight responsibility.

One of the changes consisted of introducing an article that created a new board committee, which is responsible for the supervision of risks, regulation and compliance, general powers of support and advice to the board for the function of supervision and control of risks, setting the Group’s risk policies, relations with the supervisory authorities and in matters of regulation and compliance.

The board, at its meeting on June 23, 2014, agreed to modify the board’s regulations and adapt them to the changes in the Bylaws and as required. The following directors were appointed members of this committee: Fernando de Asúa as chairman, Sheila C. Bair, Rodrigo Echenique and Ángel Jado.

The board, when designating these directors, three of whom the board determined to be non-executive independent directors and the other a non-executive director, who is neither a proprietary nor an independent director, took into account their knowledge, skills and experience in the field of the committee’s tasks.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

The most significant transactions performed in the first half of 2014 were as follows:

Sale of Altamira Asset Management

On November 21, 2013, we announced that we had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the recovery of Banco Santander, S.A.’s loans in Spain and for managing and marketing the properties obtained through this activity (Altamira Asset Management, S.L.).

On January 3, 2014, we announced that we had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for €664 million, giving rise to a net gain of €385 million, which was recognized in the consolidated income statement for the first half of 2014.

Following this transaction, we retained the aforementioned property assets and loan portfolio on our balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014, the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4% related to the holding sold by the Group. Following this sale, at June 30, 2014, we hold 60.47% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the aforementioned shareholders were reduced to below certain percentages following the placement, the shareholder agreement previously entered into by the shareholders was terminated, pursuant to the terms and conditions established in said agreement; this entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now fully consolidates its ownership interest in SCUSA and, at the date on which it obtained control, it included all of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

As a result of the aforementioned transaction, we recognized a net gain of €730 million in the consolidated income statement for the first half of 2014.

Agreement with El Corte Inglés

On October 7, 2013, we announced that we had entered into a strategic agreement through our subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014, following the obtainment of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid €140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the joint operation of the vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, we will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, we will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A.

On April 7, 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”) for BRL 1,104 million (approximately €353 million). Following the acquisition, which is expected to be completed in the second half of 2014, Banco Santander (Brasil) S.A. will hold an indirect ownership interest of 88.5% in Getnet.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not owned by the Group, which represent approximately 25% of the share capital of Banco Santander (Brasil) S.A. The transaction, which is expected to be completed in November 2014, will be paid for in shares of the Bank.

The offer is voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. are not obliged to participate, and it is not conditional upon a minimum acceptance level. Santander will acquire all the shares whose holders accept the bid, and does not intend to delist Banco Santander (Brasil) S.A. from either the Sao Paulo or the New York stock exchange. The Banco Santander shares will be listed on the Sao Paulo Stock Exchange in the form of Brazilian Depositary Receipts (BDRs). The shareholders that accept the bid will receive, in the form of BDRs or American Depositary Receipts (ADRs), 0.70 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.35 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

If all the investors with non-controlling interests were to accept the bid, Banco Santander would have to issue approximately 674 million shares, equal to 5.7% of the share capital as of the date of these interim financial statements.

The bid is subject to the customary conditions for this type of transaction, including the obtainment of certain regulatory authorizations and the approval by the general meeting of Banco Santander (Brasil) S.A.

On September 15, 2014, the extraordinary shareholders’ general meeting of Banco Santander approved the proposal from the board of directors to increase share capital for the acquisition of all Banco Santander Brazil shares not held by Grupo Santander, representing 24.75% of its share capital. The transaction, announced on April 29, will be paid for in Banco Santander shares, with those of Banco Santander Brazil valued at the market price on the day prior to the announcement of the offer plus a 20% premium.

Custody business

On June 19, 2014, we announced that we had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s current custody business in Spain, Mexico and Brazil, retaining the remaining 50%. The transaction, which values the business at €975 million at the date of the announcement, is expected to be completed in the fourth quarter of 2014.

Agreement with GE Capital

On June 23, 2014, we announced that Santander Consumer Finance, S.A., Banco Santander’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately €700 million at the date of the announcement. The transaction is expected to be completed in the second half of 2014.

The most significant transactions performed after the reporting period were as follows:

Agreement with CNP

On July 10, 2014, we announced that we had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies that service Santander’s consumer finance unit (Santander Consumer Finance) and which are based in Ireland. The agreement, which is subject to the relevant regulatory authorizations, values all the shares of the insurance companies, which sell life and non-life products through the Santander Consumer Finance network, at €568 million. The transaction is scheduled to be completed before the end of 2014.

Agreement to acquire Carfinco

On September 16, 2014, we announced that we had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) for an amount of 298 million Canadian dollars (approximately €210 million). Santander will pay 11.25 Canadian dollars per share, which represents a premium of 32% on the share price during the 90 trading sessions prior to September 16, 2014. The board of directors of Carfinco has approved the transaction and will recommend to its shareholders that they vote in favor of it at the general meeting to be called for such purpose.

The impact of the transaction on the Group’s shareholders’ equity is not significant.

It is expected that the transaction, which is subject to regulatory authorization, will be concluded by the end of 2014.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2014:

2014	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	81,037,212	6.21	—	—
February	15,926,660	5.57	—	—
March	23,142,786	6.49	—	—
April	66,518,706	6.57	—	—
May	34,230,398	6.81	—	—
June	26,410,476	7.67	—	—
Total	247,266,238

During the first six months of 2014, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer

Date: September 29, 2014

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2014 AND DECEMBER 31, 2013

(Millions of euros)

ASSETS	Note	06/30/14	12/31/13	LIABILITIES AND EQUITY	Note	06/30/14	12/31/13
CASH AND BALANCES WITH CENTRAL BANKS		83,877	77,103	FINANCIAL LIABILITIES HELD FOR TRADING	9	96,621	94,673
FINANCIAL ASSETS HELD FOR TRADING	5	130,773	115,289	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	50,446	42,311
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	30,421	31,381	FINANCIAL LIABILITIES AT AMORTIZED COST	9	914,107	863,114
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	90,637	83,799	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		70	87
LOANS AND RECEIVABLES	5	755,264	714,484	HEDGING DERIVATIVES		6,497	5,283
HELD-TO-MATURITY INVESTMENTS	5	—	—	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		1	1
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,384	1,627	LIABILITIES UNDER INSURANCE CONTRACTS		1,602	1,430
				PROVISIONS	10	15,205	14,475
HEDGING DERIVATIVES		6,333	8,301
				TAX LIABILITIES:		8,190	6,079
NON-CURRENT ASSETS HELD FOR SALE	6	5,208	4,892	Current		4,846	4,254
				Deferred		3,344	1,825
INVESTMENTS:		3,603	5,536
Associates		1,927	1,829	OTHER LIABILITIES		9,588	8,283
Jointly controlled entities	2	1,676	3,707

				TOTAL LIABILITIES		1,102,327	1,035,736

INSURANCE CONTRACTS LINKED TO PENSIONS		344	342	SHAREHOLDERS’ EQUITY:	11	87,035	84,740
				Share capital		5,889	5,667
REINSURANCE ASSETS		359	356	Share premium		36,537	36,804
				Reserves		41,652	38,121
TANGIBLE ASSETS:	7	17,028	13,654	Other equity instruments		338	193
Property, plant and equipment		13,730	9,974	Less: Treasury shares		(137)	(9)
Investment property		3,298	3,680	Profit for the period attributable to the Parent		2,756	4,370
INTANGIBLE ASSETS:	8	29,374	26,241	Less: Dividends and remuneration	3	—	(406)
Goodwill		26,663	23,281
Other intangible assets		2,711	2,960	VALUATION ADJUSTMENTS:	11	(11,857)	(14,152)
				Available-for-sale financial assets		911	35
TAX ASSETS:		26,576	26,819	Cash flow hedges		(76)	(233)
Current		4,794	5,751
Deferred		21,782	21,068	Hedges of net investments in foreign operations		(2,940)	(1,874)
				Exchange differences		(6,580)	(8,768)
OTHER ASSETS		6,862	5,814	Non-current assets held for sale		—	—
				Entities accounted for using the equity method		(221)	(446)
				Other valuation adjustments		(2,951)	(2,866)
				NON-CONTROLLING INTERESTS	11	10,538	9,314
				Valuation adjustments		(1,008)	(1,541)
				Other		11,546	10,855

				EQUITY		85,716	79,902

TOTAL ASSETS		1,188,043	1,115,638	TOTAL LIABILITIES AND EQUITY		1,188,043	1,115,638

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		44,695	41,049
				CONTINGENT COMMITMENTS		199,599	172,797

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated balance sheet at June 30, 2014.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Millions of euros)

		(Debit) Credit
	Note	01/01/14 to 06/30/14	01/01/13 to 06/30/13
INTEREST AND SIMILAR INCOME	12	26,580	26,373
INTEREST EXPENSE AND SIMILAR CHARGES		(12,218)	(13,000)
INTEREST INCOME/(CHARGES)		14,362	13,373
INCOME FROM EQUITY INSTRUMENTS	12	251	204
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		108	268
FEE AND COMMISSION INCOME	12	6,034	6,350
FEE AND COMMISSION EXPENSE		(1,300)	(1,302)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	1,328	1,419
EXCHANGE DIFFERENCES (net)		(50)	429
OTHER OPERATING INCOME		2,944	3,261
OTHER OPERATING EXPENSES		(3,066)	(3,392)
TOTAL INCOME	12	20,611	20,610
ADMINISTRATIVE EXPENSES		(8,721)	(8,827)
Personnel expenses		(4,999)	(5,129)
Other general administrative expenses		(3,722)	(3,698)
DEPRECIATION AND AMORTIZATION		(1,165)	(1,169)
PROVISIONS (net)		(1,506)	(1,178)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(5,369)	(6,013)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(831)	(206)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	2,302	708
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(85)	(213)
OPERATING PROFIT/(LOSS) BEFORE TAX	12	5,236	3,712
INCOME TAX		(1,948)	(891)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		3,288	2,821
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS (net)		—	(14)
CONSOLIDATED PROFIT FOR THE PERIOD		3,288	2,807
Profit attributable to the Parent		2,756	2,255
Profit attributable to non-controlling interests		532	552
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.24	0.21
Diluted earnings per share (euros)	3	0.24	0.21
From continuing operations:
Basic earnings per share (euros)	3	0.24	0.21
Diluted earnings per share (euros)	3	0.24	0.21

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2014

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Millions of euros)

	Note	01/01/14 to 06/30/14	01/01/13 to 06/30/13
CONSOLIDATED PROFIT FOR THE PERIOD		3,288	2,807
OTHER RECOGNIZED INCOME AND EXPENSE:		2,828	(2,933)
Items that will not be reclassified to profit or loss		(92)	404
Actuarial gains and losses on defined benefit pension plans	11	(125)	756
Non-current assets held for sale		—	—
Income tax relating to items that will not be reclassified to profit or loss		33	(352)
Items that may be reclassified subsequently to profit or loss for the period	11	2,920	(3,337)
Available-for-sale financial assets:		1,449	(418)
Revaluation gains/(losses)		2,109	242
Amounts transferred to income statement		(660)	(660)
Other reclassifications		—	—
Cash flow hedges:		196	(41)
Revaluation gains/(losses)		361	231
Amounts transferred to income statement		(165)	(272)
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	(1,087)	407
Revaluation gains/(losses)		(1,087)	379
Amounts transferred to income statement		—	28
Other reclassifications		—	—
Exchange differences:	11	2,631	(3,433)
Revaluation gains/(losses)		2,627	(3,396)
Amounts transferred to income statement		4	(37)
Other reclassifications		—	—
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		224	(65)
Revaluation gains/(losses)		223	(72)
Amounts transferred to income statement		1	7
Other reclassifications		—	—
Income tax		(493)	213
TOTAL RECOGNIZED INCOME AND EXPENSE		6,116	(126)

Attributable to the Parent		5,051	(174)
Attributable to non-controlling interests		1,065	48

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2014

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 12/31/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognized income and expense	—	—	—	—	2,756	2,295	1,065	6,116
Other changes in equity	222	3,670	145	(128)	(4,370)	—	159	(302)
Capital increases/(reductions)	222	(224)	—	—	—	—	(529)	(531)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	186	—	—	—	—	186
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(438)	—	—	—	—	(289)	(727)
Transactions involving own equity instruments (net)	—	20	—	(128)	—	—	—	(108)
Transfers between equity items	—	4,361	9	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	103	103
Equity-instrument-based payments	—	—	(46)	—	—	—	—	(46)
Other increases/(decreases) in equity	—	(49)	(4)	—	—	—	874	821

Balance at 06/30/14	5,889	78,189	338	(137)	2,756	(11,857)	10,538	85,716

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2014.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 12/31/12	5,161	73,915	250	(287)	2,205	(6,590)	9,672	84,326
Adjustments due to changes in accounting policies	—	—	—	—	90	(2,884)	(257)	(3,051)
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	73,915	250	(287)	2,295	(9,474)	9,415	81,275
Total recognized income and expense	—	—	—	—	2,255	(2,429)	48	(126)
Other changes in equity	244	1,409	47	208	(2,295)	—	632	245
Capital increases/(reductions)	244	(248)	—	—	—	—	—	(4)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	81	—	—	—	—	81
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(412)	—	—	—	—	(325)	(737)
Transactions involving own equity instruments (net)	—	(59)	—	208	—	—	—	149
Transfers between equity items	—	2,288	7	—	(2,295)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	176	176
Equity-instrument-based payments	—	—	(36)	—	—	—	—	(36)
Other increases/(decreases) in equity	—	(160)	(5)	—	—	—	781	616

Balance at 06/30/13	5,405	75,324	297	(79)	2,255	(11,903)	10,095	81,394

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity or the six-month period ended June 30, 2014.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Millions of euros)

	Note	06/30/14	06/30/13
A. CASH FLOWS FROM OPERATING ACTIVITIES		3,822	(32,129)

Consolidated profit for the period		3,288	2,807
Adjustments made to obtain the cash flows from operating activities:		9,235	9,239
Depreciation and amortization		1,165	1,169
Other adjustments		8,070	8,070
Net increase/(decrease) in operating assets and liabilities:		(8,710)	(43,128)
Operating assets		(29,019)	(29,609)
Operating liabilities		20,309	(13,519)
Income tax recovered/(paid)		9	(1,047)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,749)	670

Payments:		(3,539)	(1,177)
Tangible assets	7	(2,852)	(546)
Intangible assets		(526)	(541)
Investments		(21)	(90)
Subsidiaries and other business units		(140)	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		1,790	1,847
Tangible assets	7	427	243
Intangible assets		—	143
Investments	2	248	—
Subsidiaries and other business units	2	664	1,097
Non-current assets held for sale and associated liabilities	6	451	364
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		2,040	(1,519)

Payments:		(2,115)	(5,065)
Dividends	3	(438)	(412)
Subordinated liabilities		(106)	(1,239)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		(1,571)	(3,414)
Other payments related to financing activities		—	—
Proceeds:		4,155	3,546
Subordinated liabilities	9	2,693	—
Issuance of own equity instruments		—	—
Disposal of own equity instruments		1,462	3,281
Other proceeds related to financing activities		—	265

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		2,661	(3,837)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,774	(36,815)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,103	118,488

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,877	81,673

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,769	5,835
Cash equivalents at central banks		78,108	75,838
Other financial assets		—	—
Less—Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,877	81,673

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2014.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2014

1.     Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the directors at the board meeting held on August 4, 2014. The Group’s consolidated financial statements for 2013 were approved by the shareholders at the Bank’s annual general meeting on March 28, 2014.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must present their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2013 were formally prepared by the Bank’s directors (at the board meeting on January 27, 2014) in accordance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and in accordance with the International Financial Reporting Standards adopted by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”),using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2013, and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2013.

The interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned interim financial statements have been included in the half-yearly financial report for 2014 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s aforementioned consolidated financial statements for the year ended December 31, 2013.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2013, taking into account the standards and interpretations that came into force in the first half of 2014. In this connection it should be noted that the following standards and interpretations came into force for the Group in the first half of 2014:

•	Amendments to IAS 32, Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities—these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognized amounts and this does not depend on the occurrence of future events.

•	Amendments to IAS 36, Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets—these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets in relation to which an impairment loss was recognized or reversed in the year.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement—Novation of Derivatives and Continuation of Hedge Accounting—these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply the following interpretation early, under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	IFRIC 21, Levies—provides clarifying guidance on when to recognize a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and on obligations to pay a levy whose timing and amount is certain. The obligation to pay is recognized when the activity that triggers the payment of the levy occurs.

The application of this interpretation did not have a material effect on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The principal accounting policies and measurement bases are indicated in Note 2 to the consolidated financial statements for 2013.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets—loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The fair value of certain unquoted assets and liabilities; and

7.	The recoverability of deferred tax assets.

In the six-month period ended June 30, 2014 there were no significant changes in the estimates made at 2013 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2013 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2013 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2013 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to six-month period ended June 30, 2014.

In order to interpret the changes in the balances with respect to December 2013, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2013) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2014, considering the exchange rates at the end of the first half of 2014, was as follows: Mexican peso (+2.04%), US dollar (+0.97%), Brazilian real (+8.58%), pound sterling (4.02%), Chilean peso (-3.91%) and Polish zloty (-0.06%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from July 1, 2014 to September 29, 2014, date on which the financial statements for the first half of 2014 were authorized for issue, the following significant events occurred at Santander Group:

•	On July 10, 2014, we announced that we had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies that service Santander’s consumer finance unit (Santander Consumer Finance) and which are based in Ireland. The agreement, which is subject to the relevant regulatory authorizations, values all the shares of the insurance companies, which sell life and non-life products through the Santander Consumer Finance network, at EUR 568 million. The transaction is scheduled to be completed before the end of the year.

•	At its meeting of July 11, 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the first interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend of EUR 0.152 per share, in shares or cash.

•	On July 24, 2014, Vittorio Corbo Lioi presented his resignation and retired from the board of the Bank.

•	On September 10, 2014, we announced the death of Emilio Botín, chairman of the board of directors and of the executive committee.

•	On September 10, 2014, we also announced that the board of directors of Banco Santander unanimously agreed to appoint Ana Botín as its chair. The appointment was made at the proposal of the appointments and remuneration committee.

•	On September 16, 2014, we announced that we had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) for an amount of 298 million Canadian dollars (approximately €210 million). Santander will pay 11.25 Canadian dollars per share, which represents a premium of 32% on the share price during the 90 trading sessions prior to September 16, 2014. The board of directors of Carfinco has approved the transaction and will recommend to its shareholders that they vote in favor of it at the general meeting to be called for such purpose. The impact of the transaction on the Group’s shareholders’ equity is not significant. It is expected that the transaction, which is subject to regulatory authorization, will be concluded by the second half of 2014.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

The condensed consolidated statement of cash flows for the first half of 2013 shows a reduction in the cash flows from operating activities of EUR 32,129 million. This reduction arose mainly from the repayment by the Group of EUR 33,400 million of funds obtained from the European Central Bank since 2011–the so-called LTROs (Long Term Refinancing Operations).

2.     Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2013 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2013, 2012 and 2011.

The tables below provide detailed information on the most representative acquisitions and disposals of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2014:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

Name of entity (or line of business) acquired or merged	Category	Effective transaction date (mm/dd/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	01/23/14	—	—	—	60.74%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	02/27/14	140	—	51.00%	51.00%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)

Name of entity (or line of business) disposed of, spun off or derecognized	Category	Effective transaction date (mm/dd/yy)	% of voting power disposed of or derecognized	% of total voting power at entity after disposal	Net gain/ (loss) (millions of euros)
Santander Consumer USA Inc.	Disposal	01/23/14	4.00%	60.74%	730
Altamira Asset Management, S.L.	Disposal	01/03/14	85.00%	15.00%	385

The most significant transactions performed in the first half of 2014 were as follows:

Sale of Altamira Asset Management

On November 21, 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the recovery of Banco Santander, S.A.’s loans in Spain and for managing and marketing the properties obtained through this activity (Altamira Asset Management, S.L.).

On January 3, 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million, giving rise to a net gain of EUR 385 million, which was recognized at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first half of 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4% related to the holding sold by the Group. Following this sale, at June 30, 2014, the Group holds 60.47% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the aforementioned shareholders were reduced to below certain percentages following the placement, the shareholder agreement previously entered into by the shareholders was terminated, pursuant to the terms and conditions established in said agreement; this entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now fully consolidates its ownership interest in SCUSA and, at the date on which it obtained control, it included all of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined by reference to the fair value of SCUSA implicit in the public offering. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables—loans and advances to customers (*)	16,113
Tangible assets	1,636
Intangible assets (**)	508
Other assets	1,070

Total assets	20,534

Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities (***)	11,256
Provisions	11
Other liabilities	866

Total liabilities	18,324

Net asset value	2,210

Non-controlling interests	(868)

Fair value of employee share option plans	(94)

Cost of investment	(3,747)

Goodwill at January 2014	2,499

(*)	The estimate of fair value includes gains of EUR 18 million.
(**)	The preliminary valuation work identified the following intangible assets additional to those already existing:

•	Relationships with concession operator networks amounting to EUR 429 million with an average amortization period of approximately 17 years

•	Trademarks amounting to EUR 37 million.

(***)	In the estimate of fair value, the value of marketable debt securities increased by EUR 117 million.

The foregoing fair values are based on the information available at that date and they may be adjusted in the next seven months from June 30, 2014, as provided for in IFRS 3.

In order to determine the fair value of loans and receivables, the loans and receivables were segregated into portfolios of loans with similar features and for each portfolio the present value of the cash flows expected to be received was calculated on the basis of the estimated future losses and prepayment rates.

Goodwill is attributable to the strong capability and proven experience of SCUSA’s employees and management team.

As a result of the aforementioned transaction, the Group recognized a net gain of EUR 730 million, included at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first half of 2014, of which EUR 688 million relate to the recognition at fair value of the interest held by the Group.

Agreement with El Corte Inglés

On October 7, 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014, following the obtainment of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables—loans and advances to customers	1,291
Intangible assets	2
Other assets	22

Total assets	1,344

Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290

Total liabilities	1,132

Net asset value	212

Non-controlling interests	(104)

Cost of investment	(140)

Goodwill at February 27, 2014	32

Other transactions

Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the joint operation of the vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A.

On April 7, 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”) for BRL 1,104 million (approximately EUR 353 million). Following the acquisition, which is expected to be completed in the second half of 2014, Banco Santander (Brasil) S.A. will hold an indirect ownership interest of 88.5% in Getnet.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not owned by the Group, which represent approximately 25% of the share capital of Banco Santander (Brasil) S.A. The transaction, which is expected to be completed in November 2014, will be paid for in shares of the Bank.

The offer is voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. are not obliged to participate, and it is not conditional upon a minimum acceptance level. Santander will acquire all the shares whose holders accept the bid, and does not intend to delist Banco Santander (Brasil) S.A. from either the Sao Paulo or the New York stock exchange. The Banco Santander shares will be listed on the Sao Paulo Stock Exchange in the form of Brazilian Depositary Receipts (BDRs). The shareholders that accept the bid will receive, in the form of BDRs or American Depositary Receipts (ADRs), 0.70 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.35 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

If all the investors with non-controlling interests were to accept the bid, Banco Santander would have to issue approximately 674 million shares, equal to 5.7% of the share capital as of the date of these interim financial statements.

The bid is subject to the customary conditions for this type of transaction, including the obtainment of the certain regulatory authorizations and the approval by the general meeting of Banco Santander (Brasil) S.A.

Custody business

On June 19, 2014, the Group announced that it had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s current custody business in Spain, Mexico and Brazil, with the Group retaining the remaining 50%. The transaction, which entails valuing the business at EUR 975 million at the date of the announcement, is expected to be completed in the fourth quarter of 2014.

Agreement with GE Capital

On June 23, 2014, the Group announced that Santander Consumer Finance, S.A., Banco Santander’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 700 million at the date of the announcement. The transaction is expected to be completed in the second half of 2014.

3.     Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2014 and 2013 was as follows:

	First half of 2014			First half of 2013
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)
Ordinary shares	7.65%	0.0383	438	7.91%	0.0396	412
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	7.65%	0.0383	438	7.91%	0.0396	412

Remuneration paid out of profit	4.14%	0.0207	235	4.13%	0.0207	213
Remuneration paid with a charge to reserves or share premium	3.51%	0.0176	203	3.78%	0.0189	199
Remuneration paid in kind	—	—	—	—	—	—

Under the remuneration scheme (Santander Dividendo Elección) the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2013 and the final dividend for that year (fourth dividend for 2013), respectively, in cash or new shares.

In addition to the EUR 438 million in cash shown in the foregoing table (of which EUR 235 million relate to the amount of the third interim dividend for 2013 and EUR 203 million to the amount of the final dividend for 2013), in the first half of 2014 shares with a value of EUR 3,008 million were assigned to shareholder remuneration under the aforementioned remuneration scheme (Santander Dividendo Elección).

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/14	06/30/13
Net profit attributable to the Parent (millions of euros)	2,756	2,255
Remuneration of contingently convertible preference shares (millions of euros)	(23)	—

	2,733	2,255
Of which:
from discontinued operations (millions of euros)	—	(14)
from continuing operations (millions of euros)	2,733	2,269

Weighted average number of shares outstanding	11,601,218,193	10,548,076,768

Basic earnings per share (euros)	0.24	0.21

Of which: from discontinued operations (euros)	0.00	(0.00)

from continuing operations (euros)	0.24	0.21

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/14	06/30/13
Net profit attributable to the Parent (millions of euros)	2,756	2,255
Remuneration of contingently convertible preference shares (millions of euros)	(23)	—
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of euros)	2,733	2,255

Of which:

from discontinued operations (millions of euros)	—	(14)

from continuing operations (millions of euros)	2,733	2,269

Weighted average number of shares outstanding	11,601,218,193	10,548,076,768
Dilutive effect of:
Options/ receipt of shares	35,608,413	61,757,489

Adjusted number of shares	11,636,826,606	10,609,834,257

Diluted earnings per share (euros)	0.24	0.21

Of which: from discontinued operations (euros)	0.00	(0.00)

from continuing operations (euros)	0.24	0.21

4.     Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2013 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2013 and 2012.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2014 and 2013 are summarized as follows:

Remuneration of directors (1)

	Thousands of euros
	06/30/14	06/30/13
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	4,164	4,856
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	604	743
By-law stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	348	1,216

Sub-total	5,116	6,815
Transactions with shares and/or other financial instruments	—	—

	5,116	6,815

(1)	The notes to the annual consolidated financial statements for 2014 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	06/30/14	06/30/13
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	5,360	6,245
Pension funds and plans: Provisions and/or contributions (1)	1,837	1,546
Pension funds and plans: Accumulated rights (2) (3)	149,026	141,756
Life insurance premiums	229	537
Guarantees provided for directors	—	—

(1)	Corresponds to provisions and/or contributions made in the first half of 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability). The amount for the first half of 2013 relates only to retirement pensions.
(2)	Corresponds to the pension rights accumulated by the directors. In addition, at June 30, 2014 and June 30, 2013, former board members held accumulated pension rights amounting to EUR 89,447 thousand and EUR 91,763 thousand, respectively.
(3)	The amount corresponding to the six-month period ended June 30, 2013 has been modified to present it in accordance with the criteria set out in Circular 4/2013, of June 12, of the National Securities Market Commission, which established models referring to annual remuneration of directors of corporations and the supervisory board of the savings banks that issue securities admitted to trading on regulated securities markets, so it results comparative with the corresponding amounts at December 31, 2013 and June 30, 2014.

Also, in their capacity as members of the boards of directors of other Group companies, in the first half of 2014 Mr. Matías Rodríguez Inciarte received EUR 28 thousand as non-executive director of U.C.I., S.A. (first half of 2013: EUR 42 thousand and Mr. Vittorio Corbo Lioi received EUR 233 thousand: EUR 73 thousand as president and non-executive director of Banco Santander Chile, EUR 156 thousand for the provision of advisory services to the latter and EUR 4 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V. (first half of 2013: EUR 60 thousand, EUR 161 thousand and EUR 9 thousand respectively).

Remuneration of senior managers (1) (2)

	Thousands of euros
	06/30/14	06/30/13
Senior management:
Total remuneration of senior management	15,834	17,583

(1)	The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.
(2)	The number of senior managers of the Bank, excluding executive directors, decreased from 26 in the first half of 2013 to 24 in the first half of 2014.

The annual variable remuneration (or bonus) for 2013 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2014 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2014.

5.     Financial assets

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2014 and December 31, 2013 is as follows:

	Millions of euros
	06/30/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	1,287	14,206	—	53,232	—
Loans and advances to customers	1,637	11,031	—	694,231	—
Debt instruments	54,115	4,227	85,773	7,801	—
Equity instruments	9,399	957	4,864	—	—
Trading derivatives	64,335	—	—	—	—

	130,773	30,421	90,637	755,264	—

	Millions of euros
	12/31/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	5,503	13,444	—	56,017	—
Loans and advances to customers	5,079	13,196	—	650,581	—
Debt instruments	40,841	3,875	79,844	7,886	—
Equity instruments	4,967	866	3,955	—	—
Trading derivatives	58,899	—	—	—	—

	115,289	31,381	83,799	714,484	—

b)	Sovereign risk with peripheral European countries

The detail at June 30, 2014 and December 31, 2013, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2013), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	5,088	(2,172)	18,822	1,586	16,227	39,551	211	—
Portugal	205	(27)	4,834	—	571	5,583	—	—
Italy	4,300	(909)	77	—	—	3,468	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	213	—

(*)	Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies’ balance sheets amounting to EUR 7,437 million (of which EUR 6,459 million, EUR 708 million and EUR 270 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 5,261 million (EUR 3,904 million, EUR 170 million and EUR 1,187 million to Spain, Portugal, Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 32 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2014 and December 31, 2013 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2014 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	1,484	9,318	2,900	6,252	1,238	162,352	183,544	3,204	(33)
Portugal	882	—	331	1,370	1,893	25,121	29,597	1,690	(1)
Italy	5	—	695	215	2	6,834	7,751	(94)	6
Greece	—	—	—	—	—	59	59	29	—
Ireland	—	—	270	99	211	707	1,287	172	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 57,797 million, EUR 6,397 million, EUR 2,967 million, EUR 17 million and EUR 297 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,869 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2014 and December 31, 2013:

06/30/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,476	1,815	(339)	(15)	(18)	(33)
Portugal	Sovereign	194	226	(32)	—	—	—
	Other	157	173	(16)	(2)	1	(1)
Italy	Sovereign	480	294	186	(3)	3	—
	Other	737	776	(39)	(2)	8	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At June 30, 2014, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 59 million to the consolidated income statement for the first half of 2014 (first half of 2013: net charge of EUR 33 million). The changes in valuation adjustments in the six-month period are recognized in the consolidated statement of recognized income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2014 and 2013 were as follows:

	Millions of euros
	06/30/14	06/30/13
Balance at beginning of period	24,959	25,467

Impairment losses charged to income for the period	5,966	6,508
Of which:
Impairment losses charged to income	8,487	8,946
Impairment losses reversed with a credit to income	(2,521)	(2,438)
Write-off of impaired balances against recorded impairment allowance	(5,693)	(5,439)
Exchange differences and other changes	2,285	(631)

Balance at end of period	27,517	25,905

Of which:
By method of assessment:
Individually assessed	22,287	22,302
Of which, arising from country risk	38	48
Collectively assessed	5,230	3,603

Previously written-off assets recovered in the first six months of 2014 and 2013 amounted to EUR 656 million and EUR 528 million, respectively. Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 5,310 million in the first half of 2014 (first half of 2013: EUR 5,980 million). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 5,369 million for the six-month period ended June 30, 2014 (six-month period ended June 30, 2013: EUR 6,013 million).

d)	Impaired assets

The detail of the changes in the six-month periods ended June 30, 2014 and 2013 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	06/30/14	06/30/13
Balance at beginning of period	40,374	35,361
Net additions	4,928	9,241
Written-off assets	(5,693)	(5,439)
Changes in scope of consolidation	326	699
Exchange differences and other	1,068	(807)

Balance at end of period	41,003	39,055

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2014 and December 31, 2013:

	Millions of euros		Millions of euros
	06/30/14		12/31/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	53,232	53,445	56,017	56,213
Loans and advances to customers	694,231	695,977	650,581	651,338
Debt instruments	7,801	7,730	7,886	7,858

ASSETS	755,264	755,152	714,484	715,409

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

6.     Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2014 and December 31, 2013 is as follows:

	Millions of euros
	06/30/14	12/31/13
Tangible assets	5,166	4,845
Of which:
Foreclosed assets	4,965	4,742
Of which: Property assets in Spain	4,434	4,146
Other tangible assets held for sale	201	103
Other assets	42	47

	5,208	4,892

At June 30, 2014, the allowance that covers the value of the foreclosed assets amounted to EUR 5,282 million (December 31, 2013: EUR 4,955 million), which represents a coverage ratio of 51.6% of the gross value of the portfolio (December 31, 2013: 51.1%). The net charge in the first half of 2014 amounted to EUR 146 million (first half of 2013: EUR 141 million), and are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first half of 2014, the Group sold foreclosed properties for a net total of approximately EUR 404 million, the gross value of which amounted to EUR 573 million, giving rise to gains of EUR 10 million, which are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2014 (first half of 2013: losses of EUR 72 million).

7.     Tangible assets

a)	Changes in the period

In the first six months of 2014, tangible assets were acquired for EUR 2,852 million (first six months of 2013: EUR 546 million).

Also, in the first six months of 2014, tangible asset items were disposed of with a carrying amount of EUR 443 million (first six months of 2013: EUR 190 million), giving rise to a net loss of EUR 16 million in the first six months of 2014 (first six months of 2013: a gain of EUR 53 million).

Furthermore, as a result of the full consolidation of SCUSA (see Note 2), tangible assets amounting to EUR 1,636 million were added in the first half of 2014.

b)	Impairment losses

In the first six months of 2014, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 79 million (first six months of 2013: EUR 132 million), which were recognized under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At June 30, 2014 and 2013, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.     Intangible assets

a)	Goodwill

The detail of Intangible assets—Goodwill in the consolidated balance sheets at June 30, 2014 and December 31, 2013, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06/30/14	12/31/13
Santander UK	9,271	8,913
Banco Santander (Brasil)	6,341	5,840
Bank Zachodni WBK	2,485	2,487
Santander Consumer USA Inc.	2,484	—
Santander Holdings USA	1,503	1,489
Santander Consumer Holding (Germany)	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander Chile	661	687
Grupo Financiero Santander (Mexico)	552	541
Other companies	1,011	969

	26,663	23,281

The changes from December 31, 2013 to June 30, 2014 relate mainly to the recognition of the goodwill associated with the obtainment of control over Santander Consumer USA (see Note 2). In addition, in the first half of 2014, goodwill increased by EUR 827 million due to exchange differences which, pursuant to current regulations, were recognized with a credit to Valuation adjustments—Exchange differences in equity in the consolidated statement of recognized income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2013 includes detailed information on the procedures followed by the Group to analyses the potential impairment losses on the goodwill recognized with respect to its recoverable amount and to recognize the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2014 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2014, there were impairment losses amounting to EUR 688 million which were recognized under Impairment losses on other assets (net) in the consolidated income statement. The aforementioned impairment losses correspond, mainly, to the decrease on the recovery amount of certain systems and computer applications pursuant to the process the Group initiated for both the adoption of different regulatory changes and the transformation and integration of businesses.

9.     Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2014 and December 31, 2013 is as follows:

	Millions of euros
	06/30/14			12/31/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Deposits from central banks	2,566	1,895	10,216	3,866	2,097	9,788
Deposits from credit institutions	7,375	12,584	93,895	7,468	9,644	76,534
Customer deposits	5,250	32,103	580,408	8,500	26,484	572,853
Marketable debt securities	—	3,864	187,631	1	4,086	171,390
Trading derivatives	64,255	—	—	58,887	—	—
Subordinated liabilities	—	—	19,043	—	—	16,139
Short positions	17,175	—	—	15,951	—	—
Other financial liabilities	—	—	22,914	—	—	16,410

	96,621	50,446	914,107	94,673	42,311	863,114

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at June 30, 2014 and 2013, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2014 and 2013:

	Millions of euros
	06/30/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	22,249	(24,155)	(7,323)	134,636
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	10,488	(7,021)	5,195	11,888
Other debt instruments issued outside EU member states	44,525	18,901	(17,441)	18,029	64,014

	191,616	51,638	(48,617)	15,901	210,538

	Millions of euros
	06/30/13
	Outstanding beginning balance at 01/01/13	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/13
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	167,415	14,123	(33,755)	(428)	147,355
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,379	995	(92)	(152)	2,130
Other debt instruments issued outside EU member states	55,413	13,273	(11,944)	(1,502)	55,240

	224,207	28,391	(45,791)	(2,082)	204,725

On March 5, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) with exclusion of the pre-emptive subscription rights and for a nominal amount of up to EUR 1,500 million (“the Issue”). The Issue was placed using an accelerated demand research process and only targeted qualified investors.

The Issue was launched at par and the interest on the CCPSs, the payment of which is subject to certain conditions and is discretionary, was set at 6.25% annually for the first five years, to be reviewed thereafter by applying a 541 basis point spread on the 5-year Mid-Swap Rate.

On March 25, 2014, the Bank of Spain approved the eligibility of the CCPSs as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidable group falls below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange, since March 12, 2014, the date these CCPSs were issued.

On May 8, 2014, the Bank announced that its executive committee had resolved to launch an issue of contingent preference shares convertible into newly issued ordinary shares of the Bank with exclusion of the pre-emptive subscription rights and for a nominal amount of up to USD 2,500 million. The final amount of the issue was USD 1,500 million. The shares were issued at par with fixed discretional payments subject to certain conditions amounting to 6.375% annually for the first five years, to be reprised thereafter by applying a 478.8 basis point spread to the 5-year Mid-Swap Rate.

On May 28, 2014, the Bank of Spain approved the eligibility of the CCPSs as Additional Tier 1 capital under Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidable group falls below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange, since May 19, 2014, the date these CCPSs were issued.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes with a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

c)	Other issues guaranteed by the Group

At June 30, 2014, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information of certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitizations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2014, or guaranteed by the Bank or Group entities, are as follows:

Issuer data				Transaction	Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating		ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1014539289	Senior debt	01/14/2014	1,000	1,000	2.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issuance	XS1017654150	Mortgage-backed bond	01/20/2014	906	906	GB LIBOR 3M +0,51%	London	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	Bono FIXRATE CHF 300	Senior debt	01/20/2014	246	246	1.00%	N/A	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1023278887	Senior debt	01/27/2014	500	500	EU3M + 0.35%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ /BBB-	Issuance	XS1016635580	Senior debt	01/29/2014	1,000	945	1.45%	Dublin	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB /BBB	Issuance	XS1022793951	Senior debt	02/03/2014	500	500	EU3M + 0.65%	Ireland	Banco Santander, S.A.	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	N/A	Issuance	LETRA FINANCEIRA	Senior debt	03/07/2014	320	320	6.75%	Brazil	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1041097301	Senior debt	03/10/2014	300	300	EU3M + 0.61%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2e	Issuance	XS1043535092	Private senior debt	03/12/2014	1,500	1,500	6.25%(*)	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AN46	Senior debt	03/13/2014	725	725	4.00%	Berlin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AM62	Senior debt	03/13/2014	798	798	1.38%	Trace	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AP93	Senior debt	03/13/2014	290	290	US LIBOR 3M +0.51%	Trace	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1046276504	Senior debt	03/25/2014	1,500	1,500	1.38%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Baa1 / BBB+	Issuance	PTBSQDOE0020	Mortgage-backed bond	04/01/2014	1,000	969	1.50%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- /BBB	Issuance	XS1049100099	Senior debt	04/02/2014	1,000	997	1.15%	Frankfurt	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	US05967QAE26	Senior debt	04/15/2014	366	366	US3M LIB + 0.90%	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba1	Issuance	XS1066553329	Private senior debt	05/19/2014	1,098	1,098	6.38%(*)	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A1	Issuance	ES0413900350	Backed bond	05/20/2014	218	218	EU3M + 0.65%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1070235004	Senior debt	05/22/2014	500	500	US LIBOR 3M +0.625%	London	Santander UK	N/A
EMISORA SANTANDER SPAIN, S.A.U.	Subsidiary	Spain	N/A	Issuance	ES0205014006	Senior debt	05/30/2014	224	224	2.23%	AIAF	Banco Santander, S.A.	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	Baa1 / BBB /BBB	Issuance	XS1074244317	Senior debt	06/10/2014	500	500	1.00%	Dublin	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	BBB / BB / BBB	Issuance	PTBSQEOE0029	Mortgage-backed bond	06/11/2014	750	750	1.63%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issuance	XS1076820312	Senior debt	06/20/2014	600	600	EU3M + 0.57%	Dublin	—	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	01/27/2014	278	—	TIIE 28 +0.20%	Mexico	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AA+	Repayment	ES0413900111	Mortgage-backed bond	02/06/2014	2,959	—	3.50%	AIAF	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AAA	Repayment	ES0413440100	Mortgage-backed bond	02/21/2014	1,353	—	4.25%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2/A	Repayment	XS0597611705	Senior debt	03/03/2014	1,000	—	4.13%	London	—	N/A

Issuer data				Transaction	Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating		ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	LETRA FINANCEIRA	Finance letter	03/06/2014	323	—	5.13%	N/A	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 /A+ / A	Repayment	XS0752985878	Senior debt	03/10/2014	219	—	US6M+ 2.76%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	03/18/2014	870	—	US3M LIB + 2.1%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0611215103	Senior debt	04/07/2014	1,000	—	4.25%	Luxembourg	Banco Santander, S.A.	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AH77 / 002799 AH7	Senior debt	04/25/2014	732	—	US LIBOR 3M +1.58%	New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AK07 / 002799 AK0	Senior debt	04/25/2014	366	—	2.88%	New York	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0931678055	Senior debt	05/20/2014	200	—	EU3M + 1,00%	Luxembourg	Banco Santander, S.A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900186	Mortgage-backed bond	05/27/2014	1,500	—	3.88%	AIAF	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0935823657	Senior debt	05/30/2014	200	—	EU3M + 0.81%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	N/A	Repayment	N/A	Mortgage-backed bond	06/06/2014	200	—	EU3M + 0.26%	Private Issue	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0098255176	Senior debt	06/15/2014	208	—	0.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0434592449	Senior debt	06/18/2014	749	—	5.50%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa2	Repayment	XS0862695110	Senior debt	06/20/2014	500	—	3.25%	Luxembourg	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0520785394	Mortgage-backed bond	06/30/2014	1,375	—	3.13%	London	—	N/A

(*)	See Note 9.b
(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2014.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2014 and December 31, 2013:

	Millions of euros
	06/30/14		12/31/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortized cost:
Deposits from central banks	10,216	10,216	9,788	9,788
Deposits from credit institutions	93,895	94,086	76,534	76,636
Customer deposits	580,408	579,017	572,853	570,312
Marketable debt securities	187,631	187,214	171,390	170,787
Subordinated liabilities	19,043	19,506	16,139	16,342
Other financial liabilities	22,914	22,892	16,410	16,407

LIABILITIES	914,107	912,931	863,114	860,272

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

10.     Provisions

a)	Breakdown

The detail of Provisions in the balance sheets at June 30, 2014 and December 31, 2013 is as follows:

	Millions of euros
	06/30/14	12/31/13
Provision for pensions and similar obligations	9,346	9,126
Provisions for taxes and other legal contingencies	2,899	2,727
Provisions for contingent liabilities and commitments	688	693
Of which: due to country risk	2	4
Other provisions	2,272	1,929

Provisions	15,205	14,475

b)	Provisions for pensions and similar obligations

The increase in the balance of Provisions for pensions and similar obligations in the first half of 2014 related mainly to the charge of EUR 576 million to the provision for pre-retirements in Spain. This amount was offset in part by the pension payments, as well as the reduction in obligations in the UK amounting to EUR 280 million, as a result of the agreement reached to limit pensionable salary.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balance at June 30, 2014 and at December 31, 2013 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/14	12/31/13
Provisions for taxes	1,228	1,177
Provisions for employment-related proceedings (Brazil)	719	638
Provisions for other legal proceedings	1,010	912
Provision for customer remediation (UK)	415	465
Regulatory framework-related provisions (UK)	192	201
Provision for restructuring	464	378
Other	1,143	885

	5,171	4,656

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. To calculate the provision for customer compensation, the best estimate of the provision made by management is used, which is based on the conclusions on the number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provisions relating to payments under the Financial Services Compensation Scheme (FSCS) and for the bank levy introduced by the 2011 Finance Act.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

The increase in the balances of Provisions for taxes and other legal contingencies and Other provisions relates mainly to the changes in exchange rates in the half-year and to the following movements: with respect to Brazil, the main charges to the income statement for the period ended June 30, 2014 were EUR 134 million due to civil contingencies and EUR 162 million due to employment-related claims in Brazil; these increases were partially offset by the use of the available provisions, of which EUR 153 million related to employment-related payments, EUR 119 million to civil payments and EUR 131 million to provisions for restructuring. In the UK, provisions of EUR 105 million for customer remediation and EUR 89 million for restructuring were recognized in the first six months of 2014; these increases were offset by payments of EUR 176 million of customer remediation and EUR 19 million (for restructuring. In Spain, provisions for restructuring of EUR 147 million were recognized, of which EUR 39 million were used.

d)	Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12865/2013 established a program of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the Law from paying late-payment interest and withdrawing the legal actions brought. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognized in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take an international double taxation tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule within the next few months on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance (PPI)) to its customers.

At June 30, 2014, the provision in this connection totaled GBP 169 million (December 31, 2013: GBP 165 million). The number of claims received remained in line with that of the last quarter of 2013, when there was an exceptional fall. In addition, the volume of rejected claims continued to be high. Also, the monthly cost of compensation fell to GBP 10 million in the first quarter of 2014 from a monthly average of GBP 11 million in the last quarter of 2013 and of GBP 18 million over 2013.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51 million as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a judgment by the Supreme Court on July 17, 2013, against which the appellant filed a motion for annulment which was dismissed by the Court. The Bank has not recognized a provision in this connection.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. Accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on June 21, 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the Bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the Bank. This decision was appealed by the Bank and the association. Only the appeal lodged by the Bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at 5 years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim and ordered the Bank to pay the amount claimed plus interest, but did not make a specific pronouncement on costs. Both the plaintiff and the defendant filed appeals to a superior court. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank, revoking the ruling handed down by the court, and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A. The Madrid Provincial Appellate Court handed down an ancillary order to the judgment, also dismissing the subsidiary action brought against the Bank. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognized any provisions in connection with these proceedings.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, news stories were published stating that regulators were debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro do Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013. Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014 the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. The Group considers that the risk of loss arising as a result of these proceedings is remote and, accordingly, it has not recognized any provisions in connection with them.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2014, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.     Equity

In the six-month periods ended June 30, 2014 and 2013 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On January 30, 2014 and April 29, 2014, the bonus issue through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659 and 217,013,477 shares (2.01% and 1.88% of the share capital) were issued, giving rise to bonus issues of EUR 114 million and EUR 108 million, respectively).

Following these transactions, at June 30, 2014, the Bank’s share capital consisted of 11,778,080,624 shares with a total nominal value of EUR 5,889 million.

b)	Valuation adjustments—Available-for-sale financial assets

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at June 30, 2014 and December 31, 2013 is as follows:

	Millions of euros
	06/30/14				12/31/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	437	(420)	17	24,893	356	(496)	(140)	25,664
Rest of Europe	112	(63)	49	14,683	28	(143)	(115)	12,080
Latin America and rest of the world	194	(105)	89	21,244	38	(217)	(179)	17,134
Private-sector debt securities	350	(245)	105	24,953	258	(280)	(22)	24,966

	1,093	(833)	260	85,773	680	(1,136)	(456)	79,844
Equity instruments
Domestic
Spain	181	(9)	172	1,597	132	(10)	122	1,432
International
Rest of Europe	242	(14)	228	1,195	158	(25)	133	974
United States	20	—	20	685	20	(1)	19	661
Latin America and rest of the world	246	(15)	231	1,387	235	(18)	217	888

	689	(38)	651	4,864	545	(54)	491	3,955
Of which:
Listed	444	(21)	423	1,982	313	(26)	287	1,330
Unlisted	245	(17)	228	2,882	232	(28)	204	2,625

	1,782	(871)	911	90,637	1,225	(1,190)	35	83,799

At June 30, 2014, most of the revaluation losses on available-for-sale financial assets recognized in the Group’s equity related to Spanish government debt securities. There has not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

In the first half of 2014 the Group recognized EUR 23 million in the income statement in relation to impairment on debt instruments and EUR 36 million in relation to impairment of equity instruments.

c)	Valuation adjustments—Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognized in the statement of recognized income and expense in the first half of 2014 reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the Brazilian real. Of the change in the balance in the first half of 2014, a gain of approximately EUR 827 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments—Other valuation adjustments

The changes in the balance of Valuation adjustments—Actuarial gains (losses) on pension plans are shown in the statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in the net interest of the net defined benefit pension liability (asset).

The most significant changes in the first half of 2014 related to:

•	Increase of EUR 210 million in the cumulative actuarial gains and losses relating to the Group’s entities in Spain, due to the change in the main actuarial assumptions –a decrease in the discount rate from 3% to 2.5%-.

•	Decrease of EUR 187 million in the cumulative actuarial gains and losses relating to the Group’s businesses in the UK, due to the change in the main actuarial assumptions – a decrease in the CPI from 3.40% to 3.30% and a decrease in the discount rate from 4.45% to 4.3%.

12.     Segment information

In the first half of 2014 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements the consolidated financial statements for the year ended December 31, 2013:

•	Geographical areas: the United States geographical area now includes Santander Bank, Santander Consumer USA, which was accounted for by the equity method and is now fully consolidated, and Puerto Rico, which was previously included in Latin America.

•	Business: the name of the Asset management and insurance segment was changed to Private banking, asset management and insurance, and now includes the domestic private banking units in Spain, Portugal, Italy, Brazil, Mexico and Chile, where management is shared with the local banks. This segment also includes Santander Private Banking in Latin America.

The segment information for the first half of 2013 shown below has been recalculated using these criteria in order to make it comparable.

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2014 and 2013 is as follows:

	Interest and similar income by geographical area (Millions of euros)
	Consolidated
Geographical area	06/30/14	06/30/13
Spain	4,383	5,127
Abroad:
European Union	6,546	6,894
OECD countries	5,930	4,301
Other countries	9,721	10,051

	22,197	21,246

Total	26,580	26,373

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2014 and 2013:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13
Continental Europe	11,556	13,030	19	768	11,575	13,798
United Kingdom	4,994	4,788	357	625	5,351	5,413
Latin America	16,197	16,552	(234)	311	15,963	16,863
United States	3,402	1,223	(9)	197	3,393	1,420
Corporate Activities	988	2,015	4,262	3,769	5,250	5,784
Inter-segment revenue adjustments and eliminations	—	—	(4,395)	(5,670)	(4,395)	(5,670)

Total	37,137	37,608	—	—	37,137	37,608

Also, following is the reconciliation of the Group’s consolidated operating profit/(loss) before tax for the six-month periods ended June 30, 2014 and 2013, broken down by business segment, to the operating profit/(loss) before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06/30/14	06/30/13
Continental Europe	1,036	629
United Kingdom	775	487
Latin America	1,926	2,292
United States	466	476
Corporate Activities	(915)	(1,077)

Total profit of the segments reported	3,288	2,807
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	1,948	905

Operating profit/(loss) before tax	5,236	3,712

13.     Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2014 and 2013, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

	Millions of euros
	06/30/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	10	1	11
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	10	—	10

	—	—	20	1	21

Income:
Finance income	—	—	43	3	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	278	16	294

	—	—	321	19	340

	Millions of euros
	06/30/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31	6,654	617	7,302
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	17	1,133	234	1,384
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	76	300	376

Guarantees received	—	—	—	—	—

Obligations acquired	—	3	604	82	689

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	9	—	50	59

Other transactions	—	—	5,915	1,194	7,109

	Millions of euros
	06/30/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	5	2	7
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	18	—	18

	—	—	23	2	25

Income:
Finance income
Management or cooperation agreements	—	—	43	1	44
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	39	11	50

	—	—	82	12	94

	Millions of euros
	06/30/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	42	8,556	652	9,250
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	21	477	256	754
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	—	121	121

Guarantees received	—	—	—	—	—

Obligations acquired	—	1	2,103	18	2,122

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	9	—	53	62

Other transactions	—	—	10,336	2,111	12,447

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 344 million at June 30, 2014 (June 30, 2013: EUR 390 million).

14.     Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2014 and 2013 was as follows:

	Bank		Group
Average headcount	06/30/14	06/30/13 (*)	06/30/14	06/30/13
Men	14,214	17,129	82,923	86,160
Women	10,286	11,171	100,950	101,961

	24,500	28,300	183,873	188,121

(*)	The former employees of Banesto and Banif were included in the Bank in June 2013 following integration (see Note 3.b.xiii to the consolidated financial statements consolidated financial statements for the year ended December 31, 2013).

15.     Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2014 and December 31, 2013, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/14			12/31/13
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	63,938	66,835	130,773	46,472	68,817	115,289
Other financial assets at fair value through profit or loss	3,884	26,537	30,421	3,687	27,694	31,381
Available-for-sale financial assets (1)	71,514	18,151	89,665	62,343	20,995	83,338
Hedging derivatives (assets)	41	6,292	6,333	221	8,080	8,301
Financial liabilities held for trading	15,950	80,671	96,621	14,643	80,030	94,673
Other financial liabilities at fair value through profit or loss	—	50,446	50,446	—	42,311	42,311
Hedging derivatives (liabilities)	183	6,314	6,497	187	5,096	5,283
Liabilities under insurance contracts	—	1,602	1,602	—	1,430	1,430

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at June 30, 2014, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 972 million (December 31, 2013: EUR 461 million).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements at December 31, 2013. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognized at June 30, 2014 totaled EUR 699 million and EUR 190 million, respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2014 and December 31, 2013:

	Millions of euros
	Fair values calculated using internal models at 06/30/14		Fair values calculated using internal models at 12/31/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	115,764	2,051	124,079	1,507
Financial assets held for trading	66,047	788	68,535	282
Loans and advances to credit institutions	1,287	—	5,502	—	Present Value Method	Observable market data
Loans and advances to customers (a)	1,636	—	5,079	—	Present Value Method	Observable market data
Debt and equity instruments	1,590	72	1,585	50	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	61,534	716	56,369	232
Swaps	47,995	53	40,380	56	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	754	24	849	16	Black-Scholes Model	Observable market data, liquidity
Interest rate options	6,785	359	7,375	—	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	11	—	16	—	Present Value Method	Observable market data
Index and securities options	3,009	184	2,953	56	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	2,980	96	4,796	104	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Hedging derivatives	6,292	—	8,080	—
Swaps	5,922	—	6,920	—	Present Value Method	Observable market data, basis
Exchange rate options	165	—	400	—	Black-Scholes Model	Observable market data
Interest rate options	30	—	24	—	Black-Scholes Model	Observable market data
Other	175	—	736	—	N/A	N/A
Other financial assets at fair value through profit or loss	25,927	610	27,184	510
Loans and advances to credit institutions	14,205	—	13,444	—	Present Value Method	Observable market data
Loans and advances to customers (c)	10,966	65	13,135	61	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	756	545	605	449	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	17,498	653	20,280	715
Debt and equity instruments	17,498	653	20,280	715	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	138,469	564	128,762	105
Financial liabilities held for trading	80,137	534	79,970	60
Deposits from central banks	2,566	—	3,866	—	Present Value Method	Observable market data
Deposits from credit institutions	7,374	—	7,468	—	Present Value Method	Observable market data
Customer deposits	5,250	—	8,500	—	Present Value Method	Observable market data
Debt and equity instruments	—	—	1	—	Present Value Method	Observable market data, liquidity
Trading derivatives	62,313	534	57,260	60
Swaps	47,282	—	41,156	2	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	849	—	660	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,996	197	8,457	—	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	4,136	274	4,252	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	89	—	88	—	Present Value Method	Observable market data
Other	1,961	63	2,647	58	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Short positions	2,634	—	2,875	—
Hedging derivatives	6,314	—	5,096	—
Swaps	6,196	—	4,961	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	1	—	Black-Scholes Model	Observable market data
Interest rate options	12	—	13	—	Black’s Model	Observable market data
Other	106	—	121	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	50,416	30	42,266	45	Present Value Method	Observable market data
Liabilities under insurance contracts	1,602	—	1,430	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a negative net fair value of EUR 23 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments (loans, debt instruments and derivatives) linked to the House Price Index (HPI) in Santander UK’s portfolio. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Unlisted equity securities (shares and investment funds). These are measured at the lower of acquisition cost and underlying carrying amount.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

With respect to 2013 year-end the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the parameter for reversal to the average of interests rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed to serve our clients.

The table below shows the effect, at June 30, 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of euros)
Portfolio/Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	30%-46%	32.08%	(0)	3
Trading derivatives	Present Value Method	Curves on ABR index (*)	(a)	(a)	(3)	3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(10)	10
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	578(**)	(8)	8
	Standard Gaussian Copula Model	Probability of default	0%-4,9%	0.30%	(2)	2
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(8)	8
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	—	23
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(2)	2
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(15)	15
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	578(**)	(20)	20
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate (a)		(a)	(3)	3
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2%	(4)	4
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565(**)	(18)	15
	Present Value Method, Modified Black-Scholes Model	Curves on ABR index (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	(b)	(b)
Other liabilities at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)	ABR: Active Bank Rate. Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento—UF).
(**)	There is a national HPI index in the UK and regional indexes. The HPI spot value is the weighted average of the indexes that correspond to the positions of each portfolio.
(***)	Theoretical average value of the parameter. The change made for the favorable scenario is from 0.01% to 3%. The unfavorable scenario was not considered as there was no margin for downward movement from the parameter’s current level.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof, and it was not possible to break down the results separately by type of input.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (asset) or negative (liability), and the global effect associated with these financial instruments is broken down in the Other financial assets at fair value through profit or loss line included.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2014 were as follows:

	12-31-13	Changes								06-30-14
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues and settlements	Transfers of levels	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	282	3	(1)	—	491	4	3	—	6	788
Debt and equity instruments	50	3	(1)	—	—	5	—	—	15	72
Trading derivatives	232	—	—	—	491	(1)	3	—	(9)	716
Swaps	56	—	—	—	—	6	(7)	—	(2)	53
Exchange rate options	16	—	—	—	—	(5)	7	—	6	24
Futures options	—	—	—	—	359	—	—	—	—	359
Index and securities options	56	—	—	—	132	(10)	—	—	6	184
Other	104	—	—	—	—	8	3	—	(19)	96
Other financial assets at fair value through profit or loss	510	—	—	—	78	19	—	—	3	610
Loans and advances to customers	61	—	—	—	—	2	—	—	2	65
Debt and equity instruments	449	—	—	—	78	17	—	—	1	545
Available-for-sale financial assets	715	15	(41)	—	13	—	2	(68)	17	653
TOTAL ASSETS	1,507	18	(42)	—	582	23	5	(68)	26	2,051
Financial liabilities held for trading	60	—	—	—	478	12	(8)	—	(8)	534
Trading derivatives	60	—	—	—	478	12	(8)	—	(8)	534
Swaps	2	—	—	—	—	—	(2)	—	—	—
Interest rate options	—	—	—	—	197	—	—	—	—	197
Index and securities options	—	—	—	—	274	—	—	—	—	274
Other	58	—	—	—	7	12	(6)	—	(8)	63
Other liabilities at fair value through profit or loss	45	—	(15)	—	—	(2)	—	—	2	30
TOTAL LIABILITIES	105	—	(15)	—	478	10	(8)	—	(6)	564

16.     Other disclosures

This Note includes relevant information about additional disclosure requirements.

16.1     Consolidated financial statements

Following are the consolidated balance sheets and statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

Following are the consolidated financial statements at June 30, 2014 (unaudited) and December 31, 2013:

UNAUDITED CONSOLIDATED BALANCE SHEET

	Millions of Euros
	June 30, 2014	December 31, 2013
Assets
Cash and due from banks	77,746	72,512
Interest earning deposits in other banks	20,844	26,405
Securities purchased under agreements to resell	15,361	16,192
Trading account assets	161,194	146,670
Banks	18,761	29,792
Loans	9,399	7,430
Derivatives	64,335	58,899
Debt securities	58,342	44,716
Equity securities	10,357	5,833
Investment securities	98,438	91,685
Available-for-sale	98,438	91,685
Net Loans and leases	684,091	642,441
Loans and leases, net of unearned income	711,473	667,270
Less-Allowance for loan losses	(27,381)	(24,829)
Premises and equipment, net	16,511	13,812
Investment in affiliated companies	3,603	5,536
Other assets	109,911	100,042
Intangible Assets	2,711	2,960
Goodwill in consolidation	26,663	23,281
Accrual Accounts	2,649	2,112
Hedge derivatives	6,333	8,301
Others	71,555	63,388

Total assets	1,187,699	1,115,295

Liabilities
Deposits	652,349	624,616
Non interest deposits	6,787	5,623
Interest bearing	645,562	618,993
Demand deposits	181,791	172,074
Savings deposits	154,576	164,214
Time deposits	309,195	282,705
Short-term debt	113,193	105,111
Long-term debt	191,855	177,671
Other liabilities	144,585	127,996
Taxes Payable	8,190	6,079
Accounts Payable	6,046	4,731
Accrual Accounts	5,351	5,068
Pension Allowance	9,002	8,784
Derivatives	70,752	64,170
Liabilities under insurance contracts	1,602	1,430
Other Provisions	5,859	5,348
Short securities positions	17,175	15,951
Others	20,608	16,435

Total liabilities	1,101,983	1,035,394
Equity
Stockholders’ equity
Capital stock	5,889	5,667
Additional paid-in-capital	36,537	36,804
Other additional capital	(137)	(415)
Current year earnings	2,756	4,370
Other reserves	30,133	24,161

Total stockholders’ equity	75,178	70,587

Non-controlling interests	10,538	9,314
Total Equity	85,716	79,901
Total liabilities and Equity	1,187,699	1,115,295

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 9). Additionally, as of December 31, 2013, 2012 and 2011, the investment debt securities assigned to certain Group or third-party commitments amounted to €42,433 million, €61,335 million and €43,899 million, respectively and €57,741 million as of June 30, 2014.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	Six months ended June 30, 2014	Six months ended June 30, 2013
Interest income:
Interest and fees on loans and leases	21,622	21,200
Interest on deposits in other banks	980	957
Interest on securities purchased under agreements to resell	752	788
Interest on investment securities	3,472	3,630
Dividends	—	—
Total interest income	26,826	26,575
Interest expenses:
Interest on deposits	(6,437)	(7,584)
Interest on short-term borrowings	(1,837)	(2,071)
Interest on long-term debt	(3,365)	(2,748)
Total interest expense	(11,639)	(12,403)
Interest income / (Charges)	15,187	14,172
Provision for credit losses	(5,333)	(5,983)
Interest income / (Charges) after provision for credit losses	9,854	8,189
Non-interest income:
Commissions and fees from fiduciary activities	442	577
Commissions and fees from securities activities, net	400	351
Fees and commissions from insurance activities	3,017	3,661
Other Fees and commissions, net	2,754	2,862
Gains (losses) from:
Affiliated companies’ securities	2,427	923
Investment securities	2,100	1,209
Foreign exchange, derivatives and other, net	(850)	615
Sale of premises	(17)	53
Income from non-financial entities	148	147
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	121	55
Other income	670	520
Total non-interest income	11,212	10,973
Non-interest expense:
Salaries and employee benefits	(5,487)	(5,673)
Occupancy expense of premises, depreciation and maintenance, net	(1,484)	(1,510)
General and administrative expenses	(2,770)	(2,707)
Impairment of goodwill	—	(1)
Impairment / amortization of intangible assets	(1,344)	(650)
Impairment of tangible assets	(249)	(355)
Provisions for specific allowances	(1,201)	(845)
Payments to Deposit Guarantee Fund	(296)	(280)
Insurance claims	(2,194)	(2,719)
Expenses of non-financial entities	(114)	(96)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(60)	(126)
Other expenses	(631)	(488)
Total non-interest expense	(15,830)	(15,450)
Income before income taxes	5,236	3,712
Income tax expense	(1,948)	(891)
Net consolidated income for the year	3,288	2,821
Net income attributed to non-controlling interests	532	552
Income from discontinued operation, net of taxes	—	(14)
NET INCOME ATTRIBUTED TO THE GROUP	2,756	2,255

	(Millions of Euros)
	Six months ended June 30, 2014	Six months ended June 30, 2013
UNAUDITED NET CONSOLIDATED PROFIT FOR THE PERIOD	3,288	2,807
OTHER RECOGNIZED INCOME:	2,828	(2,933)
Items that will not be reclassified to profit or loss for the period	(92)	404
Actuarial gains/(losses) on defined benefit pension plans	(125)	756
Non-current assets held for sale	—	—
Income tax relating to items that will not be reclassified to profit or loss	33	(352)
Items that may be reclassified to profit or loss for the period	2,920	(3,337)
Available-for-sale financial assets:	1,449	(418)
Revaluation gains/(losses)	2,109	242
Amounts transferred to income statement	(660)	(660)
Other reclassifications	—	—
Cash flow hedges:	196	(41)
Revaluation gains/(losses)	361	231
Amounts transferred to income statement	(165)	(272)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	(1,087)	407
Revaluation gains/(losses)	(1,087)	379
Amounts transferred to income statement	—	28
Other reclassifications	—	—
Exchange differences:	2,631	(3,433)
Revaluation gains/(losses)	2,627	(3,396)
Amounts transferred to income statement	4	(37)
Other reclassifications	—	—
Non-current assets held for sale:	—	—
Revaluation gains/(losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Entities accounted for using the equity method:	224	(65)
Revaluation gains/(losses)	223	(72)
Amounts transferred to income statement	1	7
Other reclassifications	—	—
Other recognized income and expense	—	—
Income tax relating to items that may be reclassified to profit or loss	(493)	213
TOTAL RECOGNIZED INCOME AND EXPENSE	6,116	(126)
Attributable to the Parent	5,051	(174)
Attributable to non-controlling interests	1,065	48

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2014 (unaudited) and December 31, 2013. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS (Parent company only)

	June 30, 2014	December 31, 2013
	(Millions of Euros)
Assets
Cash and due from banks	52,086	64,402
Of which:
To bank subsidiaries	6,196	27,244
Trading account assets	75,308	63,928
Investment securities	49,782	53,598
Of which:
To bank subsidiaries	20,802	20,656
To non-bank subsidiaries	—	—
Net Loans and leases	199,905	187,758
Of which:
To non-bank subsidiaries	36,062	23,549
Investment in affiliated companies	77,068	70,527
Of which:
To bank subsidiaries	64,909	62,234
To non-bank subsidiaries	12,159	8,293
Premises and equipment, net	1,804	1,851
Other assets	14,692	16,829

Total assets	470,644	458,893
Liabilities
Deposits	250,945	247,206
Of which:
To bank subsidiaries	17,176	21,610
To non-bank subsidiaries	50,575	46,347
Short-term debt	39,210	38,391
Long-term debt	51,545	54,632
Total debt	90,755	93,023
Of which:
To bank subsidiaries	1,483	1,883
To non-bank subsidiaries	18,919	18,680
Other liabilities	80,151	69,919

Total liabilities	421,851	410,148
Stockholders’ equity
Capital stock	5,889	5,667
Retained earnings and other reserves	42,904	43,078

Total stockholders’ equity	48,793	48,745
Total liabilities and Stockholders’ Equity	470,644	458,893

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2014 and 2013.

UNAUDITED CONDENSED STATEMENTS OF INCOME (Parent company only)

	Six months ended June 30, 2014	Six months ended June 30, 2013
	(Millions of Euros)
Interest income
Interest from earning assets	4,266	5,817
Dividends from affiliated companies	1,147	1,625
Of which:
From bank subsidiaries	1,124	825
From non-bank subsidiaries	23	800
	5,414	7,442
Interest expense	(2,782)	(3,800)
Interest income / (Charges)	2,632	3,642
Provision for credit losses	(1,001)	(1,561)
Interest income / (Charges) after provision for credit losses	1,630	2,081
Non-interest income:	3,120	2,121
Non-interest expense:	(4,147)	(3,248)
Income before income taxes	604	954
Income tax expense	3	(15)
Net income	607	938

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)

	Six months ended June 30, 2014	Six months ended June 30, 2013
	(Millions of Euros)
NET INCOME	607	938
OTHER COMPREHENSIVE INCOME	8	721
Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	354	899
Revaluation gains/(losses)	1,363	1,086
Amounts transferred to income statement	(1,009)	(186)
Other reclassifications	—	—
Cash flow hedges:	(134)	25
Revaluation gains/(losses)	(134)	29
Amounts transferred to income statement	—	(4)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	(68)	218
Revaluation gains/(losses)	(68)	218
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Actuarial gains/(losses) on pension plans	(140)	(118)
Other comprehensive income	—	—
Income tax	(4)	(304)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	—	—
Income tax	—	—
TOTAL COMPREHENSIVE INCOME	615	1,659

UNAUDITED CONDENSED CASH FLOW STATEMENTS (Parent company only)

	Six months ended June 30, 2014	Six months ended June 30, 2013
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	607	938
Adjustments to profit	(892)	1,567
Net increase/decrease in operating assets	3,629	(1,591)
Net increase/decrease in operating liabilities	2,287	(42,761)
Reimbursements/payments of income tax	906	99
Total net cash flows from operating activities (1)	6,537	(41,748)
2. Cash flows from investing activities
Investments (-)	(5,945)	(991)
Divestments (+)	327	462
Total net cash flows from investment activities (2)	(5,618)	(530)
3. Cash flows from financing activities
Disposal of own equity instruments	3,898	1,373
Acquisition of own equity instruments	(1,398)	(1,626)
Issuance of debt securities	—	—
Redemption of debt securities	—	—
Dividends paid	(438)	(412)
Issuance/Redemption of equity instruments	(29)	(24)
Other collections/payments related to financing activities	(13)	(443)
Total net cash flows from financing activities (3)	2,020	(1,132)
4. Effect of exchange rate changes on cash and cash equivalents (4)	(63)	27
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	2,875	(43,383)
Cash and cash equivalents at beginning of period	10,929	48,363
Cash and cash equivalents at end of period	13,804	4,980

16.2     Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
	(Millions of Euros)
Preference shares	410	401
Preferred securities	6,412	3,652

Total at period-end	6,822	4,053

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2014 and December 31, 2013.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc., Alliance & Leicester plc. and Santander Holding USA, Inc.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Santander UK Group and Banco Santander (Brasil), S.A.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2014
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	1.5	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222%(1)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	152.7	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at June 30, 2014
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Maturity date
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (2), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25%(3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375%(4)	Perpetuity
Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity
July 2009	Pounds Sterling	640.7	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	111.8	Euribor (3M) + 7.66%	Perpetuity
September 2009 (*)	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009 (*)	US Dollar	825.1	10.50%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.9	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity
Santander UK Group
Abbey National Plc, February 2001(5)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi- annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

(1)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(2)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal)—issuers of registered preferred securities guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is a 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, are listed in the United States. Series 10 and 11, which were listed in the United States, were amortized on September 29, 2014). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is a 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is a 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

16.3     US Registered senior debt

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander US Debt, S.A.U.—issuer of registered senior debt guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander US Debt, S.A.U. is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the senior debt (Series 14, and 17 are listed in London with a total amount issued of USD 2,100 million at the date of this report). No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)			Year end December 31,
	June 30, 2014		2013		2012		2011
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	12,059	5,604	25,162	10,499	28,466	11,903	29,624	12,590
Preferred dividends	60	60	112	112	132	132	99	99
Fixed charges	11,999	5,545	25,050	10,387	28,334	11,771	29,525	12,491
EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,237	5,237	7,652	7,652	3,583	3,583	7,858	7,858
Less: Earnings from associated companies	108	108	197	197	427	427	57	57
Fixed charges	11,999	5,545	25,050	10,387	28,334	11,771	29,525	12,491

Total earnings	17,128	10,674	32,505	17,842	31,490	14,927	37,326	20,292
Ratio of earnings to fixed charges	1.43	1.93	1.30	1.72	1.11	1.27	1.26	1.62
Ratio of earnings to combined fixed charges and preferred stock dividends	1.42	1.90	1.29	1.70	1.11	1.25	1.26	1.61